SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
JANUARY 27, 2005
AngloGold Ashanti Limited_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
ANGLOGOLD ASHANTI: REPORT FOR THE QUARTER AND YEAR ENDED
DECEMBER 31, 2004 PREPARED IN ACCORDANCE WITH IFRS

Quarter 4 2004
Report
for the quarter and year ended 31 December 2004
Group results for the quarter...
  Hedge book restructured to give greater exposure to spot gold price and to improve value of future forward sales contracts
  Production increased by 4% to 1.699Moz
  Total cash costs increased by 2% to $278/oz, largely due to a further weakening in the dollar
  Total cash costs in South Africa reduced by almost 2% in rand terms to R59,541/kg
  Adjusted headline earnings
3
improved from $43m to $110m, $59m of which is the result of a change to the estimated deferred tax rate
... and for the year
  Gold production increased 8% to 6.052Moz, largely due to the merger with Ashanti
  Total cash
costs
2
increased 25% to $268/oz mainly due to stronger operating currencies
  Adjusted headline earnings
3
decreased by 7% to $263m, which includes the effect of a change to the estimated deferred tax rate
  Final dividend declared at R1.80 per share or 30 US cents per share, resulting in a total dividend of R3.50 or
56 US cents per share
Quarter
ended
Dec
2004
Quarter
ended
Sept
2004
Year
ended
Dec
2004
Year
ended
Dec
2003
Quarter
ended
Dec
2004
Quarter
ended
Sept
2004
Year
ended
Dec
2004
Year
ended
Dec
2003
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced - kg / oz (000)
52,852
50,623   188,223  174,668
1,699
1,628
6,052
5,616
Price received
1
- R/kg / $/oz
76,802
80,572     81,184    87,826
396
392 394 363
Total cash costs
2
- R/kg / $/oz
54,015
55,744     55,246    51,710
278
272 268 214
Total production costs
2
- R/kg / $/oz
68,703
69,582     69,036    63,541
354
340
336         263
Financial review
Operating profit - R / $ million
110
602       1,629      4,667
2
97 232 622
Adjusted operating profit
4
- R / $ million
586
631       2,802      4,229
97
98 434 559
Net profit - R / $ million
136
253          567 2,331
16
40 81 312
Headline earnings - R / $ million
165
274          703 2,379
20
44 102 318
Adjusted headline earnings
3
- R / $ million
642
280       1,644      2,133
110
43 263 282
Capital expenditure
2
- R / $ million
1,181
1,004       3,764     3,396
192
156 585 449
Earnings per ordinary share - cents/share
Basic
51
96          226 1,046
6
15 32 140
Diluted
51
96          225 1,042
6
15 32 139
Headline
62
104          280 1,068
8
17 41 143
Adjusted headline
3
243
106          654        957
42
16 105 127
Dividends - cents/share 350 710 56 101
Notes:
Price received including realised non-hedge derivatives.
1.
2.
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
3.
Headline earnings before unrealised non-hedge derivatives and fair value gains on interest rate swaps.
4.
Operating profit excluding unrealised non-hedge derivatives.
$ represents US dollar, unless otherwise stated.

Operations at a glance
for the quarter ended 31 December 2004
Price received
1
Production
Total cash costs
Cash operating
profit (loss)
2
Adjusted operating
profit (loss)
3
$/oz
%
Variance
4
oz (000)
%
Variance
4
$/oz
%
Variance
4
$m
%
Variance
4
$m
%
Variance
4
Great Noligwa
430
5
203
(2)
234
-
38
15
33
14
Sunrise Dam
433
4
114
2
282
22
28
47
20
54
Morila
5
416
15
90
143
150
(40)
24
700
19
-
Geita
6
352
(4)
190
28
264
(10)
22
175
5
-
Cerro Vanguardia
5
415
9
68
11
130
(10)
22
38
16
78
TauTona
428
5
131
(9)
278
10
18
(18)
8
(38)
Kopanang
431
6
123
3
285
(6)
16
33
12
33
AngloGold Ashanti Brazil
365
(1)
59
(8)
135
4
13
(19)
10
(23)
Mponeng
431
6
112
(5)
334
6
10
-
2
(33)
Cripple Creek & Victor
317
(2)
91
1
240
10
8
(33)
(1)
(150)
Sadiola
5
419
6
47
24
255
(4)
6
-
3
-
Serra Grande
5
362
-
24
-
147
8
5
(17)
4
(20)
Yatela
5
438
9
28
17
276
18
4
-
2
-
Tau Lekoa
433
6
75
7
397
(2)
2
-
(3)
25
Freda-Rebecca
-
(100)
-
(100)
-
(100)
-
(100)
-
-
Navachab
428
11
17
(6)
462
53
(1)
(200)
(2)
(300)
Bibiani
310
(22)
34
(26)
283
20
(1)
(114)
(4)
(300)
Savuka
427
4
42
(2)
458
2
(2)
33
(4)
20
Iduapriem
5
315
(16)
42
(24)
354
40
(2)
(140)
(7)
(450)
Ergo
416
2
48
(9)
404
3
(4)
(100)
(4)
(100)
Obuasi
314
(17)
90
(4)
320
7
(4)
(233)
(12)
(200)
Siguiri
5
310
(19)
43
87
434
(14)
(9)
(350)
(11)
(1,000)
Other
28
(20)
18
29
11
38
AngloGold Ashanti
396
1
1,699
4
278
2
211
10
97
(1)
1
Price received includes realised non-hedge derivatives.
2
Adjusted operating profit (loss) plus amortisation of mining assets less non-cash revenues.
3
Operating profit excluding unrealised non-hedge derivatives.
4
Variance December 2004 quarter on September 2004 quarter - increase (decrease).
5
Attributable.
6
Attributable 100% from May 2004.

Financial and operating review

OVERVIEW OF THE QUARTER AND THE YEAR

In addition to a generally sound operational performance, this quarter is characterised by two key issues - the restructuring of the hedge book and the underperformance of the Ashanti assets.

Regarding the hedge book, and in light of the company's view that the gold price is likely to trade in the current range or higher in the medium term, management has taken steps to reduce and improve the hedge position for 2005 and 2006 by delivering into a larger-than-usual number of contracts during the quarter, together with partially restructuring the hedge book. This has resulted in a reduction in the net delta of the hedge of some 2.2Moz, to a net hedge of 10.49Moz at 31 December 2004, down substantially from the 12.7Moz reported at the end of the last quarter, following the inclusion of the Ashanti hedge into AngloGold's book.

The restructured hedge now represents cover equal to 31% of five years' production of AngloGold Ashanti. The 2.2Moz reduction in this one quarter is of the same magnitude as the substantial reduction achieved in hedge restructuring by AngloGold through the second quarter of 2002.

The combined effect of these actions has been to increase the proportion of AngloGold Ashanti's gold production that is exposed to the higher spot price of gold and to improve the value of forward sales contracts in future years.

The second defining feature of the quarter is the continued underperformance of the Ashanti assets, although a number of key indicators are improving and these should lead to better production and lower costs. Both of these issues are covered in more detail later in the report.

Turning to operations, the gold price received, for the reasons referred to, was 1% higher while gold production increased by 4%. Total cash costs increased by $6/oz to $278/oz and total production costs increased by $14/oz to $354/oz.

Consequently, adjusted operating profit was virtually unchanged at $97m.

The leading production gains were: Morila (53,000oz) following the resolution of the plant expansion problems; Siguiri (20,000oz) which is recovering from the embargo on gold exports; and Geita (42,000oz) which met its planned increase in production. These increases in ounces were offset by a reduction in production in South Africa

(27,000oz), as well as at Bibiani (12,000oz) and Iduapriem (13,000oz). The major reduction in South Africa came from TauTona (13,000oz) while the other mines, with the exception of Kopanang and Tau

Lekoa, reported slight

decreases.

Total cash costs increased by 2% from $272/oz to $278/oz, largely as a result of the weakening of the dollar, which increased costs by $10/oz. Costs in South Africa continued to be well controlled, decreasing by 2% in rand terms to R59,541/kg, while the currency strengthened by 5%. At Morila, costs declined substantially as a result of the higher production. In Australia, however, total cash costs increased by A$43/oz ($49/oz) and in Ghana by $50/oz as a result of lower grade at Obuasi and production problems at Bibiani and Iduapriem.

Amortisation increased in line with production except at the former Ashanti operations, where it has been adjusted by $5m after a review of the allocation of the purchase price.

This quarter, there was an abnormal tax credit of $59m, primarily as a result of a change to the estimated deferred tax rate. This credit had a substantial, positive effect on adjusted headline earnings which from $43m to $110m.

The unrealised loss on non-hedge derivatives, partially offset by the tax gain, was the primary reason for a decline in net profit for the quarter to $16m.

The AngloGold Ashanti board approved the $121m Cuiabá deepening project in Brazil, which will increase production from that mine from 190,000oz per year to 250,000oz per year within two years of the project's completion. The Cuiabá life of mine will be extended by six years and production over this period will increase by 1.86Moz.

The company this week signed a new three year loan facility agreement for $700m to replace the $600m facility that matures in February. The facility will be used to repay the maturing facility and for general corporate purposes. The new facility will reduce the group's cost of borrowing, as the borrowing margin over Libor will reduce from 70 basis points to 40 basis points.

AngloGold Ashanti, both for the fourth quarter and the year, saw its best ever safety performance. For the quarter, lost time injuries declined by 26% to 6.56 per million man hours (1.31 per 200,000 man hours), and for the year, the number of fatal accidents and the rate of fatal accidents declined by 26% and 34%, respectively. Safety improved in all of the company's operating regions and an increasing number of mines are achieving significant periods of time without a lost time injury: Iduapriem (16 months), Cripple Creek & Victor (13 months), Bibiani (9 months), Navachab (8 months), Sunrise Dam (6 months), Yatela (4 months) and Geita (4 months).

For the year ended 31

December 2004, gold

production was 8% higher at 6.05Moz, attributable largely to the Ashanti merger, as well as to higher production at Sunrise Dam and Cripple Creek & Victor. This increase was offset to some degree by the disposal of Jerritt Canyon and the closure of Union Reefs, as well as reduced production from all of the South African underground operations.

Total cash costs, at $268/oz, were $54/oz higher than those of the previous year, mainly due to stronger operating currencies and lower grades. Adjusted headline earnings for the year decreased by 7% to $263m.

A dividend of 180 South African cents (30 US cents) per share has been declared for the six months ended 31 December 2004. This has been based on the adjusted headline earnings, which excludes unrealised non-hedge derivatives.

Looking ahead, production for the first quarter is estimated to be 1.6Moz at an average total cash cost of $280/oz, assuming the following exchange rates: R/$6.05:1, A$/$0.77:1, BRL/$2.7:1 and Argentinean Peso/$3:1. Capital expenditure for the quarter is estimated at $174m but will be managed in line with profitability and cash generation.

For the year, production is estimated to be 6.5Moz at an average total cash cost of $273/oz, assuming the following exchange rates: R/$6.20:1, A$/$0.77:1, BRL/$2.8:1 and Argentinean Peso/$3:1. Capital expenditure for the year is estimated at $701m.

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

At Great Noligwa, gold production fell 2% to

6,314kg (203,000oz) due to a 4% drop in yield to

10.21g/t, as mining moved toward the extremities of

the lease area. Volume mined, however, increased

4% as a consequence of improved blasting

efficiencies.

Total cash costs decreased 4% to R45,517/kg

($234/oz) due to the lower summer power tariffs

and the implementation of several new cost

saving initiatives. These lower total cash costs,

combined with favourable inventory movements,

meant adjusted operating profit improved by 6%

to R196m ($33m).

The Lost Time Injury Frequency Rate (LTIFR)

improved by 8% to 9.8 lost time injuries per

million hours worked. Regrettably, two

employees lost their lives due to falls of ground.

At Kopanang, volume mined was 8% higher

this quarter due to five additional shifts. Yield

was slightly down at 7.23g/t. Gold production

increased 3% to 3,825kg (123,000oz). Total

cash costs, at R55,491/kg ($285/oz), decreased

10% from the previous quarter, mainly due to

the higher production, lower summer power

charges, lower treatment costs, improved

efficiencies and the implementation of various

cost saving initiatives. Adjusted operating profit

increased 29% to R72m ($12m), reflecting the

improved gold output.

The mine achieved 500,000 fatality-free shifts

on 23 November 2004, although the LTIFR

deteriorated by 23% to 14.45 for the quarter.

Tau Lekoa's volume mined increased 5% this

quarter, following a particularly strong

performance in October and November. Gold

production, favourably impacted by the

increased volumes and a marginal improvement

in yield, closed 7% higher at 2,335kg

(75,000oz). Total cash costs reduced 7% to

R77,233/kg ($397/oz), reflecting the lower

summer power costs and cost saving initiatives

focused on mine overheads. Tau Lekoa's

operating loss was consistent with that of the

previous quarter, at R21m ($3m).

LTIFR deteriorated 22% to 15.29, although the

mine achieved 500,000 fatality-free shifts on

16 November 2004.

Moab Khotsong's improved gold production of 91kg (3,000oz) is not included in the South Africa region's production, as the revenue continues to be capitalised against pre- production costs. Commercial production is scheduled for 2006.

The LTIFR deteriorated 28% to 8.41.

Improved face advance at Savuka translated

into a 2% increase in volume mined this quarter.

Despite the higher volumes and 3% improved

yield however, a drop in tonnes milled resulted

in a 3% decrease in gold production to 1,302kg

(42,000oz). Total cash costs, which benefited

from the lower summer power tariffs and new

cost saving initiatives, were 3% lower at R88,981/kg

($458/oz). Operating losses decreased by 43% to

R17m ($4m), predominantly from lower

rehabilitation charges related to a two-year

extension to the life of mine plan.

The LTIFR improved 51% to 8.85, although one

employee died in a shaft accident.

At Mponeng, volume mined increased 6% to assist

in countering the impact of high grade lock-up from

recently commenced ledging operations. The lock-

up resulted in an 11% yield reduction and a 5%

decrease in gold production to 3,477kg (112,000oz),

although grade at Mponeng is expected to improve

in the first quarter.

Total cash costs increased marginally to R64,994/kg

($334/oz) due to the lower gold output, though this

increase was partially offset by the lower summer

power tariffs and the cost saving initiatives.

Adjusted operating profit decreased 32% to R13m

($2m), reflecting the impact of the lower gold

production.

The LTIFR deteriorated by 17% to 10.77.

At TauTona, volume mined decreased 11% after

mining was impeded on several panels by seismicity

and face advance declined on the basis of rock

engineering recommendations. Yield fell 4% from

higher dilution in the tonnages and increased levels

of off-reef mining. Gold production, down 9% to

4,081kg (131,000oz), was negatively impacted by

the lower tonnages and decreased yield. Total cash

costs were consequently impacted by the lower gold

output, rising 5% to R54,011/kg ($278/oz). Adjusted

operating profit decreased 44% to R48m ($8m).

Two employees lost their lives in heavy machinery accidents this quarter and two employees died from falls of ground.

The LTIFR deteriorated 16% to 14.53.

At Ergo, which is due to close during 2005, tonnes treated declined by 11% as a result of a decrease in available high face material for reclamation. Yield, at 0.25g/t, was marginally above that of the previous period. Gold production declined 9% to 1,493kg (48,000oz), in line with planned lower tonnage profiles, while total cash costs improved 1% to R78,651/kg ($404/oz) due to lower throughput, more efficient cyanide usage and reduced by-product losses from the closure of the acid plant. Operating losses increased R13m to R24m ($4m).

Ergo had no lost time injuries.

ARGENTINA

At Cerro Vanguardia (92.5% attributable), gold production increased as expected by 11% to 68,000oz due to a 12% increase in ore treated.

Total cash costs were 10% lower at $130/oz, mainly owing to improved production and higher silver by-product revenue. Adjusted operating profit climbed to $16m as a result of a 28% increase in gold revenue following a 9% improvement in the received price.

The LTIFR improved slightly to 4.61.

AUSTRALIA

Sunrise Dam reported its highest-ever quarterly production of 114,000oz. Although mining continued in the higher grade areas as planned, recovered grade, at 3.73g/t, was marginally lower than last quarter's level and total cash costs increased 13% to A$383/oz ($282/oz) due to increased ore movement, higher mining costs and crusher maintenance requirements.

Adjusted operating profit improved 50% to A$27m ($20m), as a result of increased inventory.

The underground project at Sunrise Dam is well underway, with 397m of underground capital development and 1,058m of operational development completed. As anticipated, the first underground gold was produced this quarter.

There were no lost time injuries at Sunrise Dam.

Work continued this quarter on the November 2000 Boddington Expansion Feasibility Study update. All three parties involved remain committed to completing the study and optimising the project.

BRAZIL

At AngloGold Ashanti Brazil, gold production declined 8% to 59,000oz, mainly due to a planned decrease in tonnage treated at Córrego do Sítio (a heap leach mine) and lower feed grade at Cuiabá mine.

Total cash costs were 4% higher at $135/oz, as a consequence of the lower gold production and the 6% appreciation of the Brazilian real. The increased total cash costs and an 8% decrease in gold sold resulted in a 23% decline in adjusted operating profit to $10m.

Cuiaba mine and the Queiroz plant experienced significant improvements in health and safety this quarter, with LTIFR improving to 0.75. The Queiroz plant was awarded an ISO 14001 certification.

At Serra Grande (50% attributable), gold production was maintained at last quarter's level of 24,000oz. Total cash costs were 8% higher at $147/oz due to local currency appreciation and higher power costs and adjusted operating profit reduced marginally to $4m.

The LTIFR for the quarter was 2.46.

GHANA

At Bibiani, production decreased 26% to 34,000oz, largely due to problems with plant availability and expected constraints related to the south pit wall failure reported last quarter. Buttressing of the pit wall was successfully completed during the fourth quarter and mining resumed in the main pit in November. Total cash costs increased 20% to $283/oz, mainly due to lower production levels.

Bibiani had no lost time injuries this quarter.

At Iduapriem (85% attributable), gold production decreased 24% to 42,000oz due to lower-than- anticipated throughput levels and problems with plant availability related to the new gearbox installation, as detailed last quarter. Total cash costs increased significantly to $354/oz, primarily as a result of lower production.

Work is currently in progress on the Iduapriem mine- to-mill study reported last quarter.

Iduapriem had no lost time injuries this quarter.

At Obuasi, gold production declined 4% to 90,000oz, primarily due to the continued effect of insufficient developed and drilled underground reserves, coupled with ground instability and rock transfer problems, which are being resolved. Total cash costs increased to $320/oz, mainly as a result of lower production levels.

The LTIFR was 2.56 for the quarter.

The reorganisation of the planning and technical functions at Obuasi was completed during the quarter as planned. This reorganisation, combined with focused management attention on increasing development rates and improving underground production rates, should continue to strengthen the operating base on which to plan and develop the longer-term value of the mine.

REPUBLIC OF GUINEA

At Siguiri (85% attributable), production

increased 87% quarter-on-quarter to 43,000oz, although, as previously reported, the mine continued to be impacted by the cement shortage during the first part of the quarter, the delay in the carbon-in-pulp (CIP) plant construction, and the relocation of one cement silo in December. In spite of these constraints, total cash costs decreased 14% to $434/oz as a result of the increased production.

The LTIFR for the quarter was 0.46.

The CIP plant is on track for commissioning during the first quarter of 2005 and production is expected to increase. As previously reported, the gold embargo was lifted in the third quarter of 2004, although discussions with the Guinean government to resolve the impassse regarding withholding and other taxes are ongoing.

MALI

At Morila (40% attributable), production

increased 143% to 90,000oz, reflecting a 93% increase in recovered grade and a 28% increase in tonnage throughput, as the plant expansion realised full operational capacity in the last quarter of the year. Mining progressed as planned into the higher zones of Phase Three, formerly Pit Three, giving rise to Morila's significant grade increase.

Total cash costs declined by 40% quarter-on- quarter to $150/oz, mainly due to the improved gold production. Adjusted operating profit also improved to $19m from the break-even position of the previous quarter.

The LTIFR for the quarter was 3.71.

The productivity bonus dispute was successfully resolved during the quarter, as both parties have agreed to implement a productivity bonus scheme going forward.

Looking ahead, Morila's grades in the first quarter of 2005 are expected to be lower as mining moves away from the high grade zones but, overall, grades are likely to be higher for the year than they were in 2004.

At Sadiola (38% attributable), gold production improved 24% to 47,000oz due to increases in both the recovered grade and tonnage throughput.

Total cash costs decreased by 4% to $255/oz, while adjusted operating profit was consistent with that of the previous quarter at $3m, as increased revenue was offset by higher operating costs.

The LTIFR for the quarter was 2.32.

Production at Yatela (40% attributable), at 28,000oz, was 17% above that of the previous quarter. The improved production performance resulted from increased tonnage stacked due to improved footing conditions on the leach pad.

Total cash costs increased by 18% to $276/oz after a higher estimated life-of-mine stripping ratio in the Alamoutala pit led to increased mining costs.

Adjusted operating profit was in line with that of the previous quarter at $2m, as increased revenue at Yatela was offset by higher operating costs.

There were no lost time injuries during the quarter.

NAMIBIA

At Navachab, gold production dropped 6% to 17,000oz due to a 21% decrease in tonnage throughput, although the effect of this decline was partially offset by a 17% improvement in recovered grade. Tonnage throughput was adversely affected by a crusher breakdown in November that resulted in considerable plant downtime. Total cash costs increased by 53% to $462/oz as a result of the reduced production volume, the cost of repairing the crusher and the effect of the US dollar exchange rate. Increased production costs led to an adjusted operating loss of $2m.

The mine recorded no lost time injuries.

TANZANIA

At Geita, as anticipated, production increased 28% to 190,000oz. Tonnage throughput increased 6% and recovered grade improved 21% in line with expectations reported last quarter. Total cash costs, at $264/oz, were lower than those of the previous quarter, due to the positive impact of the improved grade.

Adjusted operating profit rose to $5m, compared to the break-even position of the previous quarter. This was chiefly due to improved production and cost performance.

The mine recorded a LTIFR of 1.02.

USA

At Cripple Creek & Victor (67% ownership with 100% interest in production until initial loans are repaid), production, at 91,000oz, was marginally higher than that of the previous quarter, due to the continued improvement of the head grade solution through the processing plant. Total cash costs, at $240/oz, were 10% higher than those of the previous quarter and adjusted operating profit decreased from $2m to a loss of $1m, as the benefit of the improved grade was more than offset by inventory movement and higher costs.

CC&V had no lost time injuries this quarter.

The processing facilities at CC&V met design capacity for the year, although levels for the quarter were slightly lower than expected. Crusher throughput was negatively impacted in December for ten operating days during major repairs to the gyratory portion; haul truck hours ended the quarter below planned levels.

Phase 4C of the leach pad construction was finished in October. The leach pad drilling programme completed in the third quarter confirmed that the recoverable ounces in the leach pad inventory are reflected in the financials and require no adjustments.

Notes:

  All references to price received include the realised non-hedge derivatives.

  All references to adjusted operating profit refer to operating profit excluding unrealised non-hedge derivatives.

  All references to adjusted headline earnings refer to headline earnings excluding unrealised non-hedge derivatives and fair value gains on interest rate swaps.

  In the case of joint venture operations, all production and financial results are attributable to AngloGold Ashanti.

  Rounding of figures may result in computational discrepancies.

Exploration

In South Africa, assay results of surface borehole MMB4 drilled at Moab Khotsong was completed during the quarter. This borehole returned encouraging grades and confirmed the existing geological model, with an average grade of 32.46g/t over a channel width of 119.68cm for six deflections.

At Geita in Tanzania, diamond drilling of the Geita Hill down-dip extension continued in order to optimise the open-pit and potential underground interphase. Step-out drilling continued in the North East Extension area at Geita Hill, tracing gold mineralisation along strike and down-dip to define areas for infill drilling in 2005.

At Sadiola in Mali, an additional hole was drilled in the Hard Sulphide Drilling Project, which verified the mineralisation previously encountered 100m below the exisitng Mineral Resource model. Satellite Mineral Resource oxide modelling focused on FE3 South and drilling intersected mineralisation 300m further south. Infill drilling was completed over the western edge of the FE4 pit.

At Yatela, four holes were drilled to investigate the sulphide potential below the Alamoutala pit. Assay results received from the first two holes intersected uneconomic mineralisation.

At Morila, drill intercepts at Samacline to the west of the pit remain encouraging but deep. A regional target generation study within the lease area identified several targets for follow-up drilling but no significant mineralisation was intercepted.

At Obuasi in Ghana, underground exploration continues to focus on the below 50 Level Deeps project where results from drilling remain encouraging. The tender has been awarded for the drilling of two 3,000m holes from surface in the Deeps project. A further six deep holes are anticipated during the course of this exploration project. Drilling of the West Lode sulphide orebody on the 32 Level project also yielded positive results.

At Bibiani North, drilling continued to focus on the delineation of additional underground Mineral Resources with moderate results.

At Siguiri in Guinea, drilling for depth extensions in the Kami pit has intersected narrow but relatively high grade zones. Mineral Resource definition drilling continued south west of the Kozan pit and to the south of the Kosise pit.

The start of the planned diamond drilling campaign at the Kimin project in Democratic Republic of Congo is due to commence during January 2005.

In Namibia at Navachab, drilling at Anomaly 16, situated 5km from the current pit, delineated an Inferred Mineral Resource of 5.4Mt at 1.03g/t for 178,000oz. Further drilling is required to test additional mineralisation along strike and down- dip.

At Cripple Creek & Victor in the United States, efforts focused on evaluating the metallurgical character of the Mineral Resource at the Wildhorse Extension project, where results are pending. Mineral Resource expansion drilling continued on this project with positive results. Drill testing of the Hoosier Pass target, a sheeted vein system, continued with drill intersections of 1g/t to 2g/t.

In Alaska, drilling at Livengood delineated a stratigraphically controlled, shallow-dipping gold system, and further drilling is warranted. In the Pogo district, the ER and Eagle projects will be farmed out in 2005, with exploration focusing on three new targets identified during the 2004 regional geochemical programme.

In Brazil, Mineral Resource definition drilling continued at Lamego. Drilling confirmed multiple mineralised horizons at the southern extremity of the Cabeça da Pedra fold hinge and the Carruagem exploration ramp advanced 227m during the quarter to 242m.

At Córrego do Sítio, drilling at Carvoaria Velha- Bocaina (situated 2km north-east of Cachorro Bravo) confirmed the presence of multiple narrow, locally high grade, mineralised sulphide horizons. Drilling at Bocaina at the northern end of the property has extended the known oxide Mineral Resource to the north and confirmed the down-plunge continuity of the sulphide mineralisation. Ongoing underground drilling at Cachorro Bravo continues to intersect high grade mineralisation within the 300 ore horizon.

Seven holes drilled to test the Biquinha target adjacent to the Cuiabá mine failed to intersect significant mineralisation.

At Serra Grande, drilling concentrated on potential open-pit targets and Mineral Resource modeling is in progress.

At Cerro Vanguardia, in Argentina, drilling at the Zorro, Gabriela and Liliana veins highlighted continued upside in under-explored veins within the licence area.

Diamond drilling was completed on one target in Peru, with further drilling planned for early in 2005. A further three targets will be drill tested in 2005. The Pichacani property in southern Peru was farmed out to Bear Creek Mining in December.

In Colombia, target definition work continues and fieldwork is in progress.

At Sunrise Dam in Australia, drilling from surface and underground continued to focus on the underground targets of Astro, Cosmo, GQ and Hammerhead. At Neville, located 1km north of the underground portal, drilling intersected narrow, high- grade mineralisation. At Lord Byron, located approximately 60km east of Sunrise Dam, Reverse Circulation (RC) drilling targeted zones of higher- grade mineralisation within the known mineralised area.

At Yamarna, diamond drilling tested priority targets in the southern portions of the project area, intersecting extensive alteration with low gold values. Aircore drilling in the northern portions defined a large geochemical anomaly requiring further testing.

At Tropicana East, diamond drilling was undertaken to provide detailed geological controls of the recently discovered gold mineralisation. Extensive geochemical sampling along strike defined broad anomalous areas, which require further infill sampling in order to define drill targets.

In the Northern Territory, AngloGold Ashanti and Newmont Australia have agreed that AngloGold Ashanti will exit the Tanami Mine Joint Venture and the Central Desert Joint Venture. The Tanami Mine Joint Venture includes the Tanami Mill and associated infrastructure and tenements.

In December, an exploration alliance was established with Oxiana Resources, targeting new mineralisation in Laos.

In Mongolia, two new targets were drill tested this quarter. Drill results are awaited from the Tsagaan Tolgoi and Altan Uul projects.

In China, target generation and project reviews continue.

In Russia, AngloGold Ashanti continues to provide Trans-Siberian Gold with geological input at both the Veduga and Asacha projects. where drilling is in progress to increase the Mineral Resource.

Review of the gold market

The return of investor interest to gold produced a

sustained rise in the gold price during the latter half

of 2004. The gold price rose almost uninterruptedly

for three months to early December. The quarter

produced a high spot gold price of $457/oz (see

Graph 1), the highest price seen in almost 17 years.

The price closed the quarter at $435/oz, up by 5%

from the beginning of 2004. The market has

corrected further since the end of the year to a low

of $416/oz, but buying interest returned in January

2005 and the price rally of the past three years still

appears intact.

The average spot price of $434/oz for the last

quarter of 2004 was $33/oz or 8% stronger than the

average price for the previous quarter. However,

the rand strengthened against the dollar by some

13% during this period, and the South African gold

price hardly benefited from the higher dollar prices.

The average local price of R83,983/kg was only 2%

higher than the rand price in the previous quarter.

The gold price in rands of R79,442/kg at the end of

2004 was over 10% or R9,000/kg lower than the

local gold price at the beginning of the year.

GOLD

The gold price driver for the quarter was definitively

the weakening of the US dollar, particularly against

the euro, but also against the Japanese ¥en. The

weakening of the US currency has been the primary

driver of the gold price rise over the past three and a

half years, and the correlation between the rising US

dollar spot price of gold and the weakening of the

dollar against the euro reached a remarkable 97%

over a three month period to December 2004. This

does not mean that other factors will not have some

effect on the gold market and the price of gold from

time to time. It does, however, underline the

primary influence of the health of the US currency

on the gold price in this current market cycle for

gold.

In this respect, the gold market differs from the

parallel cycle of rising base metal and commodity

prices. Unlike the industrial metals, the price of gold

is not a bet on Chinese demand, on which many

commodity prices depend. The gold price

correlation with the US dollar is an important one for

the year ahead. With market commentators and

analysts uniformly forecasting a weaker US dollar at

the end of 2005, these forecasts have translated to

a forecast of higher spot prices of gold as well. Any

stabilisation or recovery in the US currency would

have the opposite effect on the gold price in the

current market.

Investment demand remains the vehicle through

which this influence on the gold price is

exercised. During the past quarter, the role

played by investors and speculators in gold on

the New York Comex was supplemented by the

launch in the USA of the gold exchange-traded

fund, the streetTRACKS Gold Shares. The fund

was created by the World Gold Council in

partnership with State Street Global Markets. By

early 2005, this fund had purchased on behalf

of its investors over 140t of physical gold in the

market. This level of investment is equal to over

25% of the net long position in gold on the New

York Comex. On the Comex itself, during the

quarter the total open position in gold reached a

record high of over 56Moz, or 1,750t. The net

long position remained consistently strong (at

around 20Moz) throughout the final quarter of

2004, although it failed to reach the record high

levels seen in early April.

PHYSICAL DEMAND

The physical market for gold for the first half of

2004 showed some positive adjustment, and

some acceptance of higher gold prices. The

upshot has been a slight recovery in aggregate

demand, and some slippage in supply, and a

physical market more in balance for that.

In the important area of demand for gold in

jewellery, latest reports show improved offtake

in the Middle East (particularly in Turkey) and in

South East Asia (particularly in Vietnam), and

sustained demand in India. Set against this

demand, the market has seen lower official

sales of gold in 2004, due in part to the process

of renegotiation and extension of the

Washington Agreement for a further five years,

and lower gold scrap sales, as the temptation of

a higher dollar spot price of gold has been

dampened by the weakening of the US currency

and consequently generally lower local prices of

gold in many countries.

A further contribution to an improved

supply/demand balance is likely to come from

improving gold offtake in jewellery in China, for

the first time in several years. This

improvement has come with the completion in

2003 of the deregulation of the gold jewellery

market in China, and the subsequent

introduction by the World Gold Council of

modern, 18 carat gold jewellery to metropolitan

markets in China. This new product is able to

compete with platinum jewellery on price, colour

and design and it has been interesting to see

growing sales of this new product and a

simultaneous fall in platinum jewellery sales in the

China mainland market during 2004.

CURRENCIES

The recovery in the US dollar which commenced

early in the first quarter of 2004 lasted well into the

third quarter of the year. For over six months, the

US currency traded most of the time between $1.20

and $1.25 to the euro, and reached ¥115 during

May 2004. The dollar's strength during this time

was a product largely of purchases of US dollar

instruments by monetary authorities of China and

Japan. As this Asian intervention ended, so did the

recovery in the US currency. The dollar's

devaluation resumed late in the third quarter, and

continued unbroken for four months, to close 2004

at almost $1.36 to the euro, and ¥102. By the end

of the year, the euro had gained 8% and the ¥en 5%

against the US dollar compared with their exchange

rates at the beginning of 2004.

The cycle of dollar weakness continued as the

market took the view that the challenge of the US

budget deficit was unlikely to be resolved and the

US currency would have to weaken in order to set in

train the economic corrections necessary to reduce

the US deficits. This market view was reinforced by

the public announcement in mid-November by Alan

Greenspan, Chairman of the US Federal Reserve

Bank, that the current account deficit of the USA

was unsustainable and the willingness of foreign

investors to finance that deficit through investments

in the US currency was finite. After that

announcement, the US currency went on to touch a

record low of over $1,37 to the euro, and to lose

ground also against the Japanese ¥en. With the

weaker dollar came a stronger gold price, and the

behaviour of gold as a currency trade against the

US dollar was reinforced.

Since the end of 2004, the dollar has recovered

somewhat against both the Euro and the ¥en, this

time without the support of US Treasury bonds by

Japan and China that triggered and sustained the

dollar recovery during the first half of 2004. Whilst

this looks in part like profit-taking by the forex

markets, the dollar's revival does raise the issue of

an appropriate exchange rate for the US currency,

given the healthier economic growth rates projected

for 2005 for the USA by comparison with the

alternative economies of Japan and Europe. For

the moment, the dollar recovery remains intact.

However, it is likely to be only a matter of time

before the economic reality of the massive US

current account deficit reasserts itself, and market

sentiment again turns against the US dollar.

Against this background, the turn in the US interest

rate policy is likely to be maintained into 2005. Five

rate increases during the second half of 2004 have

brought US rates up to 2.25%p.a. The rate

increases have been implemented steadily and

with a degree of caution to avoid damaging US

economic growth. The balance is a delicate

one, but the Federal Reserve seems committed

to further interest rate increases in 2005 as a

means of improving the ability of the US dollar

to attract foreign investment flows to address

the deficits of the US economy.

Turning to the rand, the local currency has

strengthened against the US dollar by

significantly more than the dollar has weakened

against the euro and the ¥en. At their peak in

2004, the European and Japanese currencies

had strengthened by 8% and 5% against the

opening exchange rates against the US dollar at

the beginning of 2004. By comparison, the rand

gained fully 17% against the US dollar. The

local currency also showed significantly higher

volatility during the year than did the two other

currencies (see Graph 2). The rand benefited

from strong commodity prices and from

sustained investor interest in the South African

economy. In addition, sound economic policies

in recent years have translated to sustained

growth in the country and to a further upgrading

of the country's sovereign risk rating by

international rating agencies. Whilst the value

of the rand remains vulnerable to a recovery in

the US dollar, or to specific event-driven

reactions, it is otherwise likely to sustain its

strength against major currencies into 2005.

HEDGING

As at 31 December 2004, the net delta hedge

position of AngloGold Ashanti was 10.49Moz or

326t, valued at the spot price of gold on that

date of $435/oz. This net delta position reflects

a decrease of just under 2.2Moz or 69t in the

net size of the AngloGold Ashanti hedge

compared with the position at the end of the

previous quarter. This decrease has been

achieved by the restructuring of the combined

hedge position of AngloGold and Ashanti.

The marked-to-market value of the hedge

position as at 31 December 2004 was negative

$1,161m, little changed from the negative value

of $1,139m recorded at the end of

30 September 2004, notwithstanding the fact

that the spot gold price of $435/oz, on which

this value is based, was $16/oz higher than the

spot price at 30

September 2004. The

company continues to manage its hedged

positions actively, and to reduce overall levels

of pricing commitments in respect of future gold

production by the company.

ANGLOGOLD ASHANTI

GRAPH 1

Dollar Gold Price 1980 - 1/2005

900
800
700
600
500
400
300
200
100
0
USD / Oz
2-Jan-80
12-Dec-80
8-Dec-81
1-Dec-82
23-Nov-83
27-Nov-84
4-Dec-85
1-Dec-86
20-Nov-87
9-Nov-88
30-Oct-89
18-Oct-90
15-Oct-91
13-Oct-92
5-Oct-93
11-Oct-94
26-Sep-95
13-Sep-96
2-Sep-97
19-Aug-98
6-Aug-99
25-Jul-00
12-Jul-01
2-Jul-02
20-Jun-03
17-Jun-04

GRAPH 2

US$ Exchange Rate vs EUR, ZAR and JPY Indexed from 1/2004

120
115
110
105
100
95
90
85
80
EUR
JPY
ZAR
2-Jan-04
21-Jan-04
9-Feb-04
26-Feb-04
16-Mar-04
2-Apr-04
21-Apr-04
10-May-04
27-May-04
15-Jun-04
2-Jul-04
21-Jul-04
9-Aug-04
26-Aug-04
14-Sep-04
1-Oct-04
20-Oct-04
8-Nov-04
25-Nov-04
14-Dec-04
31-Dec-04
19-Jan-05

Restructuring the AngloGold Ashanti Hedge Book

This company has an established practice of

actively managing its hedged commitments under

changing market circumstances. This is reflected in

the reduction of the book from its high of 17.8Moz at

31 December 2000 to 7.01Moz at 30 June 2004. At

the level of 7.01Moz, the hedge had been reduced

to cover an average of 22% of the annual production

from AngloGold assets over the next five years.

Following the merger with Ashanti, the combined

hedge books amounted to 12.7Moz at the end of

last quarter, and the level of cover increased to 40%

of five years' production of the combined company.

The company has previously indicated its intention

to continue with the reduction in hedging levels.

The argument for this reduction has been further

supported by the company's positive view of the

gold price in the current market cycle. The company

believes that the market circumstances favourable

for the gold price are likely to remain in place for

some time, and that the gold price will continue to

trade in its current range, or higher.

A substantial restructuring of the hedge was

commenced in late December 2004 and completed

in January 2005. This has resulted in a reduction in

the net delta of the combined hedge by some

2.2Moz or 69t of gold, down to a net hedge delta of

10.49Moz at 31 December 2004. The restructured

hedge now represents cover equal to 31% of five

years' production spread over a ten-year period.

The reduction of 2.2Moz in this one quarter is of the

same order of magnitude as the substantial

reduction achieved in hedge restructuring by

AngloGold through the second quarter of 2002.

Notwithstanding a spot price at 31 December 2004

that was $16/oz higher than that at 30 September

2004, the marked-to-market valuation of the hedge

book at the end of the year is almost unchanged

quarter-on-quarter at negative $1,161m, compared

with negative $1,139m at the end of the third

quarter. By comparison, the marked-to-market

value of the now restructured book at the same spot

price of $418.80/oz at which the 30 September

valuation was undertaken, would result in a value of

negative $922m, reflecting a positive variance of

$217m.

This improvement was achieved through a

combination of the elimination from the hedge of

lower-priced contracts and the cash injection of

$83m into the book in the final quarter of 2004,

followed by a further $76m in January 2005.

The level of cover for 2005 is at approximately 10%

of projected production for that year, while in 2006 it

is at approximately 17% of projected production.

In broad terms, the steps undertaken in the

restructuring included:
•     the effective buy-back of poorly-priced

forward and call option contracts in years

2005, 2006 and 2007 in order to remove the

concentration of hedging in these years

following the incorporation of the Ashanti

hedge book, and to increase exposure to

the spot price of gold in this period; and

•     the sale of new forward and call options

contracts in the years beyond 2007 at

higher gold prices than had been the case

in the previous hedge structure, and spread

more evenly than in the previous hedge

structure.

Because of the nature of the current accounting

treatment of derivative contracts, much of the

restructuring of the hedge has been effected by

overlaying the existing hedge commitments with

new contracts in order to achieve the effect of

buying-back and replacing with new contracts at

different dates and rates. The cash earnings

will reflect the significantly greater exposure of

the company to the spot price during 2005 and

2006 in particular. Beyond these years, the

significantly higher contracted prices in the

restructured forward positions will provide

further benefit. It is the intention of management to continue to actively manage the hedge book. This includes

delivering into contracts, continuing to reduce

the size of the book, and continuing to seek the

maximum economic benefit from the book. As much of the impact of the restructuring as possible has been taken in the fourth quarter of

2004. What remained to be concluded of the

restructuring after the year-end was the

apportionment of the net long position against

existing short forward positions, and the rollout

of the balance of the longer-dated new forward

and option positions that complete the

restructuring. The shortfall in the received price

in relation to the average spot price for the

fourth quarter of 2004 was a consequence of

both the bunching of Ashanti hedge contracts at

year-end and the restructuring of the hedge

book, and a gap of this magnitude, is not

expected to recur in anticipated market

conditions. For the year ahead, it is the company's intention to track the spot price more closely than in this

previous quarter, and to manage the hedge

book actively with the goal of moderating any

negative impact on the price received of the

remaining lower-priced hedge positions in the

year.

Hedge position at year end
As at 31 December 2004, the group had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the company on this date was 10.49Moz or 326t (at 30 September 2004: 12.7Moz or 395.2t).
The marked-to-market value of all hedge transactions making up the hedge positions was a negative $1.161bn (negative R6.583bn) as at 31 December 2004 (as at 30 September 2004: $1.139bn or R7.346bn). This value at 31 December 2004 was based on a gold price of $434.70/oz, exchange rates of R/$5.67 and A$/$0.7745 and the prevailing market interest rates and volatilities at that date.
As at 25 January 2005, the marked-to-market value of the hedge book was a negative $993m (negative R5.869bn), based on a gold price of $426.35/oz and exchange rates of R/$5.93 and A$/$0.7710 and the prevailing market interest rates and volatilities at the time.
These marked-to-market valuations are not predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.
Year
2005
2006
2007
2008
2009
2010-2014
Total
DOLLAR
GOLD
Forward contracts
Amount (kg)
34,021
30,428
35,481
29,111
25,324
48,745
203,110
$ per oz
$315
$338
$343
$363
$377
$395
$357
*Restructure longs
Amount (kg)
17,676
17,676
$ per oz
$440
$440
Put options purchased
Amount (kg)
3,381
5,481
1,455
10,317
$ per oz
$347
$355
$292
$344
Put options sold
Amount (kg)
6,221
4,354
855
1,882
9,409
22,721
$ per oz
$397
$339
$390
$400
$430
$400
Call options purchased
Amount (kg)
9,880
3,030
2,003
14,913
$ per oz
$340
$353
$361
$345
Call options sold
Amount (kg)
29,490
18,017
20,375
26,179
22,852
57,604
174,517
$ per oz
$363
$386
$372
$377
$399
$455
$403
RAND GOLD
Forward contracts
Amount (kg)
933
933
Rand per kg
R116,335
R116,335
Put options purchased
Amount (kg)
1,875
1,875
Rand per kg
R93,602
R93,602
Put options sold
Amount (kg)
8,025
1,400
9,425
Rand per kg
R80,840
R88,414
R81,965
Call options purchased
Amount (kg)
Rand
per
kg
Call options sold
Amount (kg)
12,657
4,517
311
2,986
5,972
26,443
Rand per kg
R88,509
R102,447
R108,123
R202,054
R223,756
R134,486
A DOLLAR GOLD
Forward contracts
Amount (kg)
2,969
3,110
8,398
3,110
3,390
3,110
24,087
A$ per oz
A$560
A$746
A$650
A$673
A$667
A$692
A$662
Put options purchased
Amount (kg)
1,244
1,244
A$ per
oz
A$585
A$585
Put options sold
Amount (kg)
2,644
2,644
A$ per
oz
A$565
A$565
Call options purchased
Amount (kg)
3,110
6,221
3,732
3,110
1,244
3,110
20,527
A$ per oz
A$724
A$673
A$668
A$680
A$694
A$712
A$688
Call options sold
Amount (kg)
1,711
1,711
A$ per
oz
A$597
A$597
Delta (kg)
32,280
44,577
57,531
52,221
47,107
92,492
326,208
**Total net gold:
Delta (oz)
1,037,825
1,433,182
1,849,662
1,678,942
1,514,523
2,973,683
10,487,817
*
At 31 December 2004, the group was in the process of restructuring the hedge book and had acquired a long spot position in gold.
This long gold position will be applied to the restructure during the first quarter of 2005.
**
The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2004.

Year
2005
2006
2007
2008
2009
2010-2014
Total
DOLLAR
SILVER
Forward contracts Amount (kg)
$ per oz
Put options purchased Amount (kg) 43,545 43,545 43,545 130,635
$ per oz $7.11 $7.11 $7.40 $7.21
Put options sold Amount (kg) 43,545 43,545 43,545 130,635
$ per oz $6.02 $6.02 $5.93 $5.99
Call options purchased
Amount (kg) $ per oz
Call options sold Amount (kg) 43,545 43,545 43,545 130,635
$ per oz $8.11 $8.11 $8.40 $8.21
The following table indicates the group's currency hedge position at 31 December 2004
Year
2005
2006
2007
2008
2009
2010-2014
Total
RAND DOLLAR (000)
Forward contracts Amount ($) 130,509 130,509
Rand per $ R5.71 R5.71
Put options purchased
Amount ($) Rand per $
Put options sold
Amount ($) Rand per $
Call options purchased
Amount ($) Rand per $
Call options sold Amount ($) 65,000 65,000
Rand per $ R5.72 R5.72
A DOLLAR (000)
Forward contracts Amount ($) 55,237 39,222 94,459
$ per A$ A$0.59 A$0.75 A$0.65
Put options purchased
Amount ($) $ per A$
Put options sold
Amount ($) $ per A$
Call options purchased
Amount ($) $ per A$
Call options sold Amount ($) 20,000 20,000 40,000
$ per A$ A$0.76 A$0.74 A$0.75
BRAZILIAN
REAL (000)
Forward contracts
Amount ($) $ per BRL
Put options purchased Amount ($) 600 600
$ per BRL BRL3.38 BRL3.38
Put options sold Amount ($) 600 600
$ per BRL BRL3.21 BRL3.21
Call options purchased
Amount ($) $ per BRL
Call options sold Amount ($) 600 600
$ per BRL BRL3.55 BRL3.55

Current hedge position
As at 25 January 2005, following further restructuring of the hedge book, the group had outstanding, the following forward-pricing commitments against future production. The total net delta of the hedge on this date was 10.49Moz or 326t (at 31 December 2004: 10.49Moz or 326t).
The marked-to-market value of all hedge transactions making up the hedge positions was a negative $993m (negative R5.869bn) as at 25 January 2005 (as at 31 December 2004: $1.161bn or R6.583bn).
This value was based on a gold price of $426.35/oz, exchange rates of R/$5.93 and A$/$0.7710 and the prevailing market interest rates and volatilities at 25 January 2005.
These marked-to-market valuations are in no way predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.
Year
2005
2006
2007
2008
2009
2010-2014
Total
DOLLAR
GOLD
Forward contracts
Amount (kg)
8,127
19,510
32,993
30,076
26,288
53,566
170,560
$ per oz
$231
$336
$344
$365
$380
$402
$365
Put options purchased
Amount (kg)
9,135
8,592
1,455
19,182
$ per oz
$334
$345
$292
$336
Put options sold
Amount (kg)
6,221
4,354
855
1,882
9,409
22,721
$ per oz
$386
$339
$390
$400
$430
$397
Call options purchased
Amount (kg)
15,001
3,435
2,003
20,439
$ per oz
$338
$350
$361
$342
Call options sold
Amount (kg)
29,117
20,466
23,330
27,536
26,211
76,155
202,815
$ per oz
$366
$392
$381
$380
$407
$468
$416
RAND GOLD
Forward contracts
Amount (kg)
933
933
Rand per kg
R116,335
$116,335
Put options purchased
Amount (kg)
1,875
1,875
Rand per kg
R93,602
R93,602
Put options sold
Amount (kg)
8,025
1,400
9,425
Rand per kg
R81,457
R88,414
R82,491
Call options purchased
Amount (kg)
Rand
per
kg
Call options sold
Amount (kg)
12,657
4,517
311
2,986
5,972
26,443
Rand per kg
R89,054
R102,447
R108,123
R202,054
R223,756
R134,747
A DOLLAR GOLD
Forward contracts
Amount (kg)
2,036
3,110
8,398
3,110
3,390
3,110
23,154
A$ per oz
A$573
A$746
A$650
A$673
A$667
A$692
A$667
Put options purchased
Amount (kg)
1,244
1,244
A$ per
oz
A$585
A$585
Put options sold
Amount (kg)
3,110
3,110
A$ per
oz
A$553
A$553
Call options purchased
Amount (kg)
3,110
6,221
3,732
3,110
1,244
3,110
20,527
A$ per oz
A$724
A$673
A$668
A$680
A$694
A$712
A$688
Call options sold
Amount (kg)
3,110
3,110
A$ per
oz
A$577
A$577
Delta (kg)
22,017
34,937
56,920
54,089
50,034
108,534
326,531
*Total net gold:
Delta (oz)
707,862
1,123,249
1,830,018
1,738,999
1,608,628
3,489,444
10,498,200
*
The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 25 January 2005.

Group
operating results
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Milled - 000 tonnes / - 000 tons 3,643 3,634 13,554 13,047 4,016 4,006 14,940 14,382
Yield - g / t / - oz / t 7.20 7.40 7.50 8.03 0.210 0.216 0.219 0.234
Gold produced - kg / - oz (000) 26,246 26,907 101,717 104,741 844 865 3,270 3,367
SURFACE AND DUMP RECLAMATION
Treated - 000 tonnes / - 000 tons 8,086 8,439 35,800 36,822 8,913 9,303 39,463 40,589
Yield - g / t / - oz / t 0.32 0.35 0.31 0.27 0.009 0.010 0.009 0.008
Gold produced - kg / - oz (000) 2,570 2,921 11,191 9,958 83 94 360 320
OPEN-PIT OPERATION
Mined - 000 tonnes / - 000 tons 35,188 37,407 135,171 125,529 38,788 41,234 149,001 138,372
Treated - 000 tonnes / - 000 tons 5,176 5,462 18,236 13,967 5,706 6,021 20,102 15,396
Stripping ratio - t (mined total - mined ore) / t mined ore 5.33 6.03 6.34 8.95 5.33 6.03 6.34 8.95
Yield - g / t / - oz / t 3.63 2.97 3.21 3.43 0.106 0.087 0.094 0.100
Gold in ore - kg / - oz (000) 21,065 15,684 54,056 27,105 677 504 1,738 871
Gold produced - kg / - oz (000) 18,798 16,200 58,572 47,893 604 521 1,884 1,540
HEAP LEACH OPERATION
Mined - 000 tonnes / - 000 tons 18,934 17,733 71,837 59,507 20,871 19,547 79,187 65,595
Placed
1
- 000 tonnes / - 000 tons 6,378 5,359 22,120 18,265 7,031 5,907 24,383 20,133
Stripping ratio
- t (mined total - mined ore) / t mined ore 1.91 1.82 2.08 2.59 1.91 1.82 2.08 2.59
Yield
2
- g / t / - oz / t 0.88 0.78 0.84 0.81 0.026 0.023 0.024 0.024
Gold placed
3
- kg / - oz (000) 5,608 4,200 18,534 14,782 180 135 596 475
Gold produced - kg / - oz (000) 5,238 4,595 16,743 12,076 168 148 538 389
TOTAL
Gold produced - kg / - oz (000) 52,852 50,623 188,223 174,668 1,699 1,628 6,052 5,616
Gold sold - kg / - oz (000) 52,957 51,511 188,497 174,587 1,703 1,656 6,060 5,613
Price received - R / kg / - $ / oz - sold 76,802 80,572 81,184 87,826 396 392 394 363
Total cash costs
4
- R / kg / - $ / oz - produced 54,015 55,744 55,246 51,710 278 272 268 214
Total production costs
4
- R / kg / - $ / oz - produced 68,703 69,582 69,036 63,541 354 340 336 263
PRODUCTIVITY PER EMPLOYEE
Target - g / - oz 385 375 372 343 12.36 12.05 11.95 11.04
Actual - g / - oz 393 367 366 327 12.65 11.78 11.76 10.51
CAPITAL EXPENDITURE
4
- Rm - $m 1,181 1,004 3,764 3,396 192 156 585 449
1
Tonnes (Tons) placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Group
income statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2004
2004
2003
2004
2003
SA Rand million
Notes
Unaudited
Unaudited
Unaudited
Reviewed
Audited
Gold income
4,174 4,171 3,685 15,348 15,264
Cost of sales
2 (3,610) (3,651) (2,821) (12,933) (11,458)
564 520 864 2,415 3,806
Non-hedge derivatives (454) 82 196 (786) 861
Operating profit
110 602 1,060 1,629 4,667
Corporate administration and other expenses (66) (84) (60) (331) (273)
Market development costs (23) (30) (46) (100) (139)
Exploration costs (77) (75) (68) (283) (283)
Interest receivable 66 63 94 285 285
Other net (expense) income (28) 13 7 (61) (123)
Finance costs (127) (129) (145) (512) (362)
Fair value gains on interest rate swaps 20 24 32 10 38
Abnormal items - - (122) - (122)
(Loss) profit before exceptional items
(125) 384 752 637 3,688
Amortisation of intangible assets (46) (48) (52) (200) (221)
Impairment of tangible assets - (8) 20 (8) (327)
Profit on disposal of assets and subsidiaries 23 36 19 88 75
Profit on disposal of investments - - 51 - 331
(Loss) profit on ordinary activities before taxation
(148) 364 790 517 3,546
Taxation 3 307 (72) (142) 174 (1,080)
Profit on ordinary activities after taxation
159 292 648 691 2,466
Minority interest (23) (39) (32) (124) (130)
Minority interest in abnormal items - - (5) - (5)
Net profit
136 253 611 567 2,331
Operating profit 110 602 1,060 1,629 4,667
Unrealised non-hedge derivatives 476 29 (134) 1,173 (438)
Adjusted operating profit 586 631 926 2,802 4,229
Headline earnings
Net profit 136 253 611 567 2,331
Amortisation of intangible assets 46 48 52 200 221
Impairment of tangible assets - 8 (20) 8 327
Profit on disposal of assets and subsidiaries (23) (36) (19) (88) (75)
Profit on disposal of investments - - (51) - (331)
Current and deferred taxation on exceptional items 3 6 1 12 16 (94)
Headline earnings
165 274 585 703 2,379
Unrealised non-hedge derivatives and fair
value gains on interest rate swaps
456 5 (166) 1,163 (476)
3 21 1 87 (222) 230
642 280 506 1,644 2,133
Earnings per ordinary share (cents)
- Basic
51 96 274 226 1,046
- Diluted 51 96 273 225 1,042
- Headline 62 104 263 280 1,068
- Adjusted headline 243 106 227 654 957
Dividends ~
 - Rm
926 1,584
- cents per share 350 710
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
~ Dividends are translated at actual rates on date of payment. The current period is only an indicative amount.
Adjusted headline earnings
Adjusted operating profit
The operating profit has been adjusted by the following to
arrive at adjusted operating profit:
The net profit has been adjusted by the following to
arrive at headline earnings:
Deferred tax on unrealised non-hedge derivatives and fair
value gains on interest rate swaps

Group income statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2004
2004
2003
2004
2003
US Dollar million
Notes
Unaudited
Unaudited
Unaudited
Reviewed
Audited
Gold income
692 653 547 2,396 2,029
Cost of sales
2 (599) (572) (419) (2,022) (1,526)
93 81 128 374 503
Non-hedge derivatives (91) 16 31 (142) 119
Operating profit
2 97 159 232 622
Corporate administration and other expenses (11) (13) (9) (51) (36)
Market development costs (4) (5) (7) (15) (19)
Exploration costs (13) (12) (10) (44) (38)
Interest receivable 11 10 14 44 38
Other net (expense) income (4) 2 1 (10) (15)
Finance costs (21) (20) (21) (79) (49)
Fair value gains on interest rate swaps 3 3 5 2 6
Abnormal items - - (19) - (19)
(Loss) profit before exceptional items
(37) 62 113 79 490
Amortisation of intangible assets (7) (7) (8) (31) (29)
Impairment of tangible assets - (1) 2 (1) (44)
Profit on disposal of assets and subsidiaries 4 5 3 13 10
Profit on disposal of investments - - 8 - 45
(Loss) profit on ordinary activities before taxation
(40) 59 118 60 472
Taxation 3 60 (13) (20) 40 (142)
Profit on ordinary activities after taxation
20 46 98 100 330
Minority interest (4) (6) (4) (19) (17)
Minority interest in abnormal items - - (1) - (1)
Net profit
16 40 93 81 312
Operating profit 2 97 159 232 622
Unrealised non-hedge derivatives 95 1 (22) 202 (63)
Adjusted operating profit 97 98 137 434 559
Headline earnings
Net profit 16 40 93 81 312
Amortisation of intangible assets 7 7 8 31 29
Impairment of tangible assets - 1 (2) 1 44
Profit on disposal of assets and subsidiaries (4) (5) (3) (13) (10)
Profit on disposal of investments - - (8) - (45)
Current and deferred taxation on exceptional items 3 1 1 1 2 (12)
Headline earnings
20 44 89 102 318
Unrealised non-hedge derivatives and fair value
gains on interest rate swaps
92 (2) (27) 200 (69)
3 (2) 1 13 (39) 33
110 43 75 263 282
Earnings per ordinary share (cents)
- Basic
6 15 42 32 140
- Diluted 6 15 42 32 139
- Headline 8 17 40 41 143
- Adjusted headline 42 16 34 105 127
Dividends ~
 - $m
148 224
- cents per share 56 101
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
~ Dividends are translated at actual rates on date of payment. The current period is only an indicative amount.
Adjusted headline earnings
Adjusted operating profit
The operating profit has been adjusted by the following to
arrive at adjusted operating profit:
Deferred tax on unrealised non-hedge derivatives and fair
value gains on interest rate swaps
The net profit has been adjusted by the following to
arrive at headline earnings:

Group
balance sheet
As at
As at
As at
December
September
December
2004
2004
2003
SA Rand million
Reviewed
Unaudited
Audited
ASSETS
Non-current assets
Tangible assets
33,188
35,450 18,427
Intangible assets
2,354
2,636 2,749
Investments in associates
43
42 47
Other investments
259
239 81
Inventories
(1)
124
142 47
Derivatives
1,055
796 630
Other non-current assets
521
493 1,000
37,544
39,798 22,981
Current assets
Inventories
2,363
2,531 2,003
Trade and other receivables
1,853
1,790 1,461
Derivatives
2,767
1,984 2,515
Current portion of other non-current assets
5
390 59
Cash and cash equivalents
1,758
2,846 3,367
8,746
9,541 9,405
TOTAL ASSETS
46,290
49,339 32,386
EQUITY AND LIABILITIES
Equity
Shareholders' equity
18,228
19,781 10,852
Minority interests
327
397 354
18,555
20,178 11,206
Non-current liabilities
Borrowings
7,262
8,360 5,383
Provisions
2,267
2,162 1,832
Derivatives
2,716
2,854 2,194
Deferred taxation
7,611
8,463 3,986
19,856
21,839 13,395
Current liabilities
Trade and other payables
2,665
2,841 2,339
Current portion of borrowings
1,800
2,078 2,340
Derivatives
3,052
2,273 2,942
Taxation
362
130 164
7,879
7,322 7,785
TOTAL EQUITY AND LIABILITIES
46,290
49,339 32,386
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
(1)
Relates to heap leach operations.
Net asset value - cents per share
6,892
7,480 4,863

Group
balance sheet
As at
As at
As at
December
September
December
2004
2004
2003
US Dollar million
Reviewed
Unaudited
Audited
ASSETS
Non-current assets
Tangible assets
5,879
5,474 2,764
Intangible assets
417
407 412
Investments in associates
8
7 7
Other investments
46
37 12
Inventories
(1)
22
22 7
Derivatives
187
123 94
Other non-current assets
92
76 151
6,651
6,146 3,447
Current assets
Inventories
419
391 300
Trade and other receivables
328
276 219
Derivatives
490
306 377
Current portion of other non-current assets
1
60 9
Cash and cash equivalents
312
440 505
1,550
1,473 1,410
TOTAL ASSETS
8,201
7,619 4,857
EQUITY AND LIABILITIES
Equity
Shareholders' equity
3,229
3,055 1,628
Minority interests
58
61 53
3,287
3,116 1,681
Non-current liabilities
Borrowings
1,286
1,291 807
Provisions
402
334 275
Derivatives
481
440 329
Deferred taxation
1,349
1,307 598
3,518
3,372 2,009
Current liabilities
Trade and other payables
472
439 350
Current portion of borrowings
319
321 351
Derivatives
541
351 441
Taxation
64
20 25
1,396
1,131 1,167
TOTAL EQUITY AND LIABILITIES
8,201
7,619 4,857
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
(1)
Relates to heap leach operations.
Net asset value - cents per share
1,221
1,155 730

Group
cash flow statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2004
2004
2003
2004
2003
SA Rand million
Unaudited
Unaudited
Unaudited
Reviewed
Audited
Cash flows from operating activities
Cash generated from operations
879
1,344 901 3,505 4,527
Interest received
50
53 84 236 245
Environmental and other expenditure
(80)
(38) (108) (148) (232)
Dividends received from associates
-
- - - 9
Finance costs
(23)
(189) (80) (465) (291)
Recoupment tax received: Free State assets
-
- - - 681
Recoupment tax paid: Free State assets
-
- - - (681)
Taxation paid
(25)
(32) (101) (218) (780)
Net cash inflow from operating activities
801
1,138 696 2,910 3,478
Cash flows from investing activities
Capital expenditure
(1,181)
(1,004) (1,057) (3,764) (2,744)
Proceeds from disposal of tangible assets
20
14 19 69 38
Investments acquired
(26)
(98) (5) (127) (8)
Proceeds from disposal of investments
-
- 72 - 423
(Acquisition) disposal of subsidiary net of cash
(40)
(260) 58 (1,139) 66
Net loans repaid (advanced)
399
50 (115) 526 (104)
Utilised in hedge restructure
(475)
- - (475) -
Net cash outflow from investing activities
(1,303)
(1,298) (1,028) (4,910) (2,329)
Cash flows from financing activities
Proceeds from issue of share capital
6
4 22 22 63
Share issue expenses
-
- - (1) (2)
Proceeds from borrowings
90
271 347 7,236 2,678
Repayment of borrowings
(477)
(319) (460) (5,348) (1,241)
Dividends paid
(52)
(453) (35) (1,322) (2,476)
Net cash inflow (outflow) from financing activities
(433)
(497) (126) 587 (978)
Net (decrease) increase in cash and cash equivalents
(935)
(657) (458) (1,413) 171
Translation
(153)
45 60 (196) (348)
Opening cash and cash equivalents
2,846
3,458 3,765 3,367 3,544
Closing cash and cash equivalents
1,758
2,846 3,367 1,758 3,367
Cash generated from operations
(Loss) profit on ordinary activities before taxation
(148)
364 790 517 3,546
Adjusted for:
Non-cash movements
84
(43) 24 22 159
Movement on non-hedge derivatives
422
45 (98) 1,081 (449)
Amortisation of tangible assets
726
660 455 2,431 1,739
Deferred stripping costs
17
(15) (88) (112) (325)
Interest receivable
(66)
(63) (94) (285) (285)
Finance costs
127
129 145 512 362
Abnormal items
-
- 122 - 122
Amortisation of intangible assets
46
48 52 200 221
Impairment of tangible assets
-
8 (20) 8 327
Profit on disposal of investments
-
- (51) - (331)
Profit on disposal of assets and subsidiaries
(23)
(36) (19) (88) (75)
Movement in working capital
(306)
247 (317) (781) (484)
879
1,344 901 3,505 4,527
Movement in working capital
Decrease (increase) in inventories
122
(162) (219) (1) (165)
(Increase) decrease in trade and other receivables
(37)
273 (135) 11 57
(Decrease) increase in trade and other payables
(391)
136 37 (791) (376)
(306)
247 (317) (781) (484)
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Group
cash flow statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2004
2004
2003
2004
2003
US Dollar million
Unaudited
Unaudited
Unaudited
Reviewed
Audited
Cash flows from operating activities
Cash generated from operations
168
196 136 585 592
Interest received
9
8 13 37 33
Environmental and other expenditure
(14)
(5) (15) (24) (31)
Dividends received from associates
-
- - - 1
Finance costs
(5)
(29) (13) (72) (40)
Recoupment tax received: Free State assets
-
- - - 91
Recoupment tax paid: Free State assets
-
- - - (91)
Taxation paid
(5)
(5) (20) (34) (102)
Net cash inflow from operating activities
153
165 101 492 453
Cash flows from investing activities
Capital expenditure
(192)
(156) (148) (585) (363)
Proceeds from disposal of tangible assets
3
2 3 10 6
Investments acquired
(5)
(15) (1) (20) (1)
Proceeds from disposal of investments
-
- 11 - 56
(Acquisition) disposal of subsidiary net of cash
(6)
(39) 9 (171) 10
Net loans repaid (advanced)
64
8 (15) 83 (15)
Utilised in hedge restructure
(83)
- - (83) -
Net cash outflow from investing activities
(219)
(200) (141) (766) (307)
Cash flows from financing activities
Proceeds from issue of share capital
-
1 4 3 10
Share issue expenses
-
- - - -
Proceeds from borrowings
16
42 48 1,077 362
Repayment of borrowings
(82)
(51) (65) (818) (165)
Dividends paid
(8)
(68) (5) (198) (314)
Net cash (outflow) inflow from financing activities
(74)
(76) (18) 64 (107)
Net (decrease) increase in cash and cash equivalents
(140)
(111) (58) (210) 39
Translation
12
(4) 21 17 53
Opening cash and cash equivalents
440
555 542 505 413
Closing cash and cash equivalents
312
440 505 312 505
Cash generated from operations
(Loss) profit on ordinary activities before taxation
(40)
59 118 60 472
Adjusted for:
Non-cash movements
11
(9) 4 6 19
Movement on non-hedge derivatives
83
5 (17) 185 (65)
Amortisation of tangible assets
121
104 68 381 232
Deferred stripping costs
3
(2) (13) (16) (43)
Interest receivable
(11)
(10) (14) (44) (38)
Finance costs
21
20 21 79 49
Abnormal items
-
- 19 - 19
Amortisation of intangible assets
7
7 8 31 29
Impairment of tangible assets
-
1 (2) 1 44
Profit on disposal of investments
-
- (8) - (45)
Profit on disposal of assets and subsidiaries
(4)
(5) (3) (13) (10)
Movement in working capital
(23)
26 (45) (85) (71)
168
196 136 585 592
Movement in working capital
Increase in inventories
(27)
(13) (44) (56) (87)
(Increase) decrease in trade and other receivables
(39)
53 (28) (38) (53)
Increase (decrease) in trade and other payables
43
(14) 27 9 69
(23)
26 (45) (85) (71)
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Statement of
changes in equity
Ordinary
Equity
Foreign
Other
Total
share
portion of
currency
compre-
share-
capital and
convertible
translation
hensive
Retained
holders'
Minority
premium
bond
reserves
reserve
income
earnings
equity
interests
Equity
SA Rand million
Balance at December 2002
9,607 - 138 360 (1,583) 3,853 12,375 347 12,722
Net profit 2,331 2,331 135 2,466
Dividends paid
(2,336) (2,336)
(140) (2,476)
Ordinary shares issued
61 61 61
Net loss on cash flow hedges
removed from equity and reported in
income
375 375 5 380
Net loss on cash flow hedges (956) (956) (18) (974)
(38) (38) (38)
Net gain on available-for-sale
financial assets
114 114 114
Net gain on available-for-sale
financial assets removed from equity
and reported in net income
(174) (174) (174)
Net gain on repayment of net
investment
3 3 3
At acquisition of subsidiaries - 103 103
Translation
(1,118) 215 (903) (78) (981)
Balance at December 2003
9,668
-
138
(755)
(2,047)
3,848
10,852
354
11,206
Balance at December 2003
9,668 - 138 (755) (2,047) 3,848 10,852 354 11,206
Net profit
567 567 124 691
Dividends paid
(1,197) (1,197) (125) (1,322)
Ordinary shares issued 9,319 9,319 9,319
Issue of convertible bond
542 542 542
Net loss on cash flow hedges
removed from equity and reported in
income
864 864 3 867
Net gain (loss) on cash flow hedges
245 245 (3) 242
(291) (291) (291)
Net gain on available-for-sale financial assets
6 6 6
At acquisition of subsidiaries
- 18 18
Translation
(78) (2,784) 183 (2,679) (44) (2,723)
Balance at December 2004
18,987
464
138
(3,539)
(1,040)
3,218
18,228
327
18,555
The results have been prepared in accordance with International Financial Reporting Standards (IFRS)
Attributable equity holders of the group
Non -
distribu-
table
Deferred taxation on cash flow
hedges
Deferred taxation on cash flow
hedges

Statement of
changes in equity
Ordinary
Equity
Foreign
Other
Total
share
portion of
currency
compre-
share-
capital and
convertible
translation
hensive
Retained
holders'
Minority
premium
bond
reserves
reserve
income
earnings
equity
interests
Equity
Attributable equity holders of the group
Non -
distribu-
table
US Dollar million
Balance at December 2002
1,120 - 16 43 (185) 449 1,443 40 1,483
Net profit 312 312 18 330
Dividends paid
(296) (296) (18) (314)
Ordinary shares issued
10 10 10
Net loss on cash flow hedges
removed from equity and reported in
income
47 47 1 48
Net loss on cash flow hedges (142) (142) (2) (144)
7 7 7
Net gain on available-for-sale
financial assets
15 15 15
Net gain on available-for-sale
financial assets removed from equity
and reported in income
(22) (22) (22)
Net gain on repayment of net
investment
- -
At acquisition of subsidiaries - 13 13
Translation
320 5 (156) (27) 112 254 1 255
Balance at December 2003
1,450
-
21
(113)
(307)
577
1,628
53
1,681
Balance at December 2003
1,450 - 21 (113) (307) 577 1,628 53 1,681
Net profit
81 81 19 100
Dividends paid
(179) (179) (19) (198)
Ordinary shares issued 1,369 1,369 1,369
Issue of convertible bond
82 82 82
Net loss on cash flow hedges
removed from equity and reported in
income
137 137 137
Net gain on cash flow hedges
44 44 44
(43) (43) (43)
Net gain on available-for-sale
financial assets
3 3 3
At acquisition of subsidiaries - 3 3
Translation
545 3 (514) (18) 91 107 2 109
Balance at December 2004
3,364
82
24
(627)
(184)
570
3,229
58
3,287
The results have been prepared in accordance with International Financial Reporting Standards (IFRS)
Deferred taxation on cash flow
hedges
Deferred taxation on cash flow
hedges

Notes
for the quarter and year ended 31 December 2004
1.
Basis of preparation
The financial statements have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003.
The financial statements of AngloGold Ashanti have been prepared in accordance with International Financial Reporting Standards (IAS34), South African Generally Accepted Accounting Practices (AC127), in compliance with the JSE Securities Exchange South Africa and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and year ended 31 December 2004.
Where the preparation or classification of an item has been amended, comparative amounts have been reclassified to ensure comparability with the current period. The amendments have been made to provide the users of the financial statements with additional information.
2.
Cost of sales
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2004
Sept
 2004
Dec
2004
Dec
2003
Dec
2004
Sept 2004
Dec
2004
Dec
2003
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
SA Rand million US Dollar million
Cash operating costs 2,778 2,762 10,127 9,473 460 434 1,581 1,260
Other cash costs 109 97 345 255 18 15 54 34
Total cash costs 2,887 2,859 10,472 9,728 478 449 1,635 1,294
Retrenchment costs 16 12 60 27 3 2 9 4
Rehabilitation & other non-cash costs 63 50 196 97 10 7 32 13
Production costs 2,966 2,921 10,728 9,852 491 458 1,676 1,311
Amortisation of tangible assets 726 660 2,431 1,739 121 104 381 232
Total production costs 3,692 3,581 13,159 11,591 612 562 2,057 1,543
Inventory change (82) 70 (226) (133) (13) 10 (35) (17)
3,610
3,651
12,933
11,458
599
572
2,022
1,526
3. Taxation
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2004
Sept
2004
Dec
2004
Dec
2003
Dec
2004
Sept
2004
Dec
2004
Dec
2003
Unaudited
Unaudited
Reviewed
Audited
Unaudited
Unaudited
Reviewed
Audited
SA Rand million US Dollar million
Normal and deferred taxation (4) (70) (370) (1,123) - (11) (56) (148)
Change in estimates 338 - 338 - 59 - 59 -
Deferred tax on unrealised non-hedge derivatives and fair value gains on interest rate swaps
(21) (1) 222 (230) 2 (1) 39 (33)
Taxation on abnormal items - - - 179 - - - 27
Taxation on exceptional items (6) (1) (16) 94 (1) (1) (2) 12
307
(72)
174
(1,080)
60
(13)
40
(142)

4. Capital
commitments
Dec
2004
Sept
 2004
Dec
2003
Dec
2004
Sept
 2004
Dec
2003
SA Rand million US Dollar million
Orders placed and outstanding on capital
contracts at the prevailing rate of exchange
494 1,005 650 87 155 98
5. Shares
Quarter ended
Year ended
Dec 2004
Sept 2004
Dec 2003
Dec 2004
Dec 2003
Authorised share capital:
Ordinary shares of 25 SA cents each 400,000,000 400,000,000 400,000,000 400,000,000 400,000,000
A redeemable preference shares of
50 SA cents each 2,000,000 2,000,000 2,000,000 2,000,000 2,000,000
B redeemable preference shares of
1 SA cent each 5,000,000 5,000,000 5,000,000 5,000,000 5,000,000
Issued share capital:
Ordinary shares 264,462,894    264,439,294    223,136,342    264,462,894    223,136,342
A redeemable preference shares 2,000,000 2,000,000 2,000,000 2,000,000 2,000,000
B redeemable preference shares 778,896 778,896 778,896 778,896 778,896
Weighted average number of ordinary
shares for the period
Basic ordinary shares 264,451,226    264,412,359    222,836,574    251,352,552    222,836,574
Diluted number of ordinary shares 265,085,959 279,796,974 223,717,575 252,048,301 223,717,575
During the quarter, 23,600 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme. All the preference shares are held by a wholly-owned subsidiary company.
6. Exchange
rates
Dec 2004
Sept 2004
Dec 2003
Rand/US dollar average for the period 6.44 6.57 7.55
Rand/US dollar average for the quarter 6.05 6.37 6.74
Rand/US dollar closing 5.65 6.48 6.67
Rand/Australian dollar average for the period 4.82 4.80 4.90
Rand/Australian dollar average for the quarter 4.58 4.52 4.82
Rand/Australian dollar closing 4.42 4.69 5.02
7.
Contingent liabilities
AngloGold Ashanti acts as ultimate guarantor in respect of sureties provided to bankers and other parties by its subsidiaries in respect of certain loans and commitments. At 31 December 2004, the contingent liability is approximately $71m. Discussions are underway in respect of the class action being brought against the former Ashanti Goldfields and it is anticipated that the final outcome of this claim will have no material effect on the company.
8. Attributable
interest
Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.

9. Acquisition of Ashanti assets
The transaction was accounted for as a purchase business combination during the second quarter of 2004. AngloGold Ashanti has performed a preliminary purchase price allocation based on independent appraisals. The purchase price allocation is in the final stage of completion and is not expected to vary significantly from the preliminary allocation.
10. Announcements
10.1   On 13 December 2004, AngloGold Ashanti announced that it had entered into an exploration alliance with Oxiana Limited, to explore for gold in Laos. Laos is highly prospective for both gold and copper, but is under-explored. Projects generated will be owned jointly by AngloGold Ashanti and Oxiana, with AngloGold Ashanti having an option to earn an additional 10% equity in any project generated, by either sole funding the first $10m of expenditure where a project is still to be drilled, or sole funding through to completion of a bankable feasibility study where a significant drill intersection has already been made.
10.2   On 23 December 2004, AngloGold Ashanti announced that the deadline to subscribe for the second tranche of new ordinary shares in Trans-Siberian Gold plc had been extended from 31 December 2004, to 15 April 2005. The extension has been agreed because the condition in the subscription agreement relating to the financing of Trans-Siberian's Asacha project would not be satisfied by 31 December 2004.
11. Dividend
The directors have today declared Final Dividend No. 97 of 180 (Final Dividend No. 95: 335) South African cents per ordinary share for the year ended 31 December 2004. In compliance with the requirements of STRATE, given the company's primary listing on the JSE Securities Exchange South Africa, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2005
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis
Thursday, 3 February
Last date to trade ordinary shares cum dividend
Friday, 11 February
Last date to register transfers of certificated securities cum dividend
Friday, 11 February
Ordinary shares trade ex dividend
Monday, 14 February
Record date
Friday, 18 February
Payment date
Friday, 25 February
On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.
To comply with the further requirements of STRATE, between Monday, 14 February 2005 and Friday, 18 February 2005, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2005
Ex dividend on New York Stock Exchange
Wednesday, 16 February
Record date
Friday, 18 February
Approximate date for currency conversion
Friday, 25 February
Approximate payment date of dividend
Monday, 7 March

Assuming an exchange rate of R5.9435/$1, the dividend payable on an ADS is equivalent to 30 US cents. This compares with the interim dividend of 25.62 US cents per ADS paid on 7 September 2004. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2005
Last date to trade and to register GhDSs cum dividend
Friday, 11 February
GhDSs trade ex dividend
Monday, 14 February
Record date
Friday, 18 February
Approximate payment date of dividend
Monday, 28 February
Assuming an exchange rate of R1/c1,499 the dividend payable per GhDS is equivalent to 26.98 cedis. This compares with the interim dividend of 24.848 cedis per GhDS paid on 30 August 2004. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at 10%.
12.
The group financial statements for the quarter and year ended 31 December 2004 were authorised for issue in accordance with a resolution of the directors passed on 26 January 2005. AngloGold Ashanti is a limited liability company incorporated in the Republic of South Africa.
13.
AngloGold Ashanti's borrowings are interest bearing. AngloGold Ashanti issued a $1bn convertible bond in February 2004. The bond matures on 27 February 2009. The net effect of the issue of the convertible bond on basic earnings and adjusted headline earnings is 43 South African cents or 7 US cents per ordinary share for the year. The calculation is based on a weighted average number of ordinary shares in the amount of 251,352,552.
14.
The results have been reviewed by AngloGold Ashanti's auditors, Ernst & Young, Registered Accountants and Auditors, Chartered Accountants (SA), and their unmodified review opinion is available for inspection at AngloGold Ashanti's registered office in South Africa.
By order of the Board
R P EDEY
R M GODSELL
Chairman Chief Executive Officer
26 January 2005

Segmental
reporting
for the quarter and year ended December 2004
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
Unaudited
Unaudited
Reviewed
Audited
Unaudited
Unaudited
Reviewed
Audited
SA Rand million
US Dollar million
1. Gold income
South Africa
1,911
1,934 7,749 8,846
317
303 1,205 1,179
Argentina
207
169 620 606
34
27 97 80
Australia
293
286 1,099 1,187
49
45 172 157
Brazil
240
267 1,014 1,109
40
42 158 147
Ghana
377
531 1,257 -
62
83 198 -
Guinea
111
142 259 -
18
22 41 -
Mali
410
239 1,192 1,550
69
38 188 205
Namibia
44
47 176 198
7
7 27 26
Tanzania
412
359 1,285 787
68
56 201 107
USA
169
182 671 981
28
28 105 128
Zimbabwe
-
15 26 -
-
2 4 -
4,174
4,171
15,348
15,264
692
653
2,396
2,029
2. Adjusted operating profit
(loss)
1
South Africa
288
321 1,420 2,398
48
49 221 317
Argentina
103
61 202 192
17
9 32 25
Australia
124
81 390 248
20
13 61 33
Brazil
125
147 547 422
21
23 85 55
Ghana
(134)
4 (130)
-
(23)
1 (22) -
Guinea
(67)
(10) (93)
-
(11)
(2) (16)
-
Mali
141
34 306 557
24
5 49 72
Namibia
(9)
6 11 55
(2)
1 1 7
Tanzania
27
(2) 150 242
5
- 23 34
USA
(4)
13 43 24
(1)
2 7 3
Zimbabwe
-
(5) (9) -
-
- (1) -
Other
(8)
(19) (35) 91
(1)
(3) (6) 13
586
631
2,802
4,229
97
98
434
559
3. Cash operating profit (loss)
2
South Africa
490
509 2,151 2,799
82
78 335 370
Argentina
143
104 370 389
23
16 58 51
Australia
173
123 555 422
28
19 87 56
Brazil
158
183 685 551
26
29 107 73
Ghana
(27)
103 128 -
(6)
16 19 -
Guinea
(51)
(13) (81)
-
(9)
(2) (13)
-
Mali
196
80 503 857
34
13 80 113
Namibia
(4)
12 28 61
(1)
1 4 8
Tanzania
130
46 372 334
22
8 58 46
USA
53
79 300 379
8
12 47 50
Zimbabwe
-
2 - -
-
1 - -
Other
14
(5) 40 176
4
- 5 24
1,275
1,223
5,051
5,968
211
191
787
791
1
Operating profit excluding unrealised non-hedge derivatives.
2
Adjusted operating profit (loss) plus amortisation of tangible assets less non-cash revenues.
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

Segmental reporting (continued)
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
4. Gold production
South Africa
23,706
24,495
95,772
102,053
762
789
3,079
3,281
Argentina
2,135
1,894
6,575
6,501
68
61
211
209
Australia
3,554
3,496
12,762
13,425
114
112
410
432
Brazil
2,575
2,740
10,382
10,039
83
88
334
323
Ghana
5,142
6,079
15,041
-
166
195
485
-
Guinea
1,325
705
2,565
-
43
23
83
-
Mali
5,145
3,078
14,789
17,930
165
99
475
577
Namibia
535
572
2,070
2,299
17
18
67
73
Tanzania
5,915
4,592
17,740
10,280
190
148
570
331
USA
2,820
2,804
10,234
12,141
91
90
329
390
Zimbabwe
-
168
293
-
-
5
9
-
52,852
50,623
188,223
174,668
1,699
1,628
6,052
5,616
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
Unaudited
Unaudited
Reviewed
Audited
Unaudited
Unaudited
Reviewed
Audited
SA Rand million
US Dollar million
5. Capital expenditure
1
South Africa
712
520
2,159
2,471
115
80
335
327
Argentina
20
21
83
78
3
3
13
10
Australia
42
50
182
159
7
8
28
21
Brazil
73
61
261
273
12
10
40
36
Ghana
98
105
269
-
16
16
42
-
Guinea
114
141
366
-
19
22
57
-
Mali
20
12
67
108
4
2
11
14
Namibia
16
12
134
17
3
2
21
2
Tanzania
41
15
81
75
7
2
13
10
USA
20
48
103
199
3
7
16
27
Zimbabwe
-
7
9
-
-
1
1
-
Other
25
12
50
16
3
3
8
2
1,181
1,004
3,764
3,396
192
156
585
449
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
As at
As at
As at
As at
As at
As at
December
September
December
December
September
December
2004
2004
2003
2004
2004
2003
Reviewed
Unaudited
Audited
Reviewed
Unaudited
Audited
6. Total assets
South Africa
15,039
13,253
12,850
2,664
2,047
1,930
Argentina
1,784
1,934
2,035
316
299
305
Australia
4,062
4,271
4,457
720
660
668
Brazil
1,962
2,062
1,898
348
318
285
Ghana
10,016
11,545
-
1,774
1,783
-
Guinea
1,366
1,378
-
242
213
-
Mali
1,820
2,329
2,172
322
360
326
Namibia
216
219
200
38
34
30
Tanzania
6,248
7,148
2,587
1,107
1,104
388
USA
2,311
2,685
2,796
409
415
418
Zimbabwe
-
-
-
-
-
-
Other
1,466
2,515
3,390
261
386
507
46,290
49,339
32,386
8,201
7,619
4,857
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
SA Rand million
US Dollar million
kg
oz (000)

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
SA Rand / US Dollar
Capital expenditure
1
- Rm
Capital expenditure
1
- $m
SOUTH AFRICA
712
520
2,159
2,471
115
80
335
327
Vaal River Great Noligwa Mine
74 48 235 317 12 7 36 42
Kopanang Mine 78 58 244 248 13 9 38 33
Tau Lekoa Mine 46 41 160 124 8 6 25 16
Surface Operations 71 40 135 - 11 6 21 -
Moab Khotsong 168 119 513 503 27 19 80 66
West Wits
Mponeng Mine
112 103 402 518 18 16 62 69
Savuka Mine 13 12 54 157 2 2 8 21
Tau Tona Mine 150 99 416 604 24 15 65 80
ARGENTINA
20
21
83
78
3
3
13
10
Cerro Vanguardia -
Attributable 92.50%
18 20 77 72 3 3 12 10
Minorities and exploration
2 1 6 6 - - 1 -
AUSTRALIA
42
50
182
159
7
8
28
21
Sunrise Dam 36 43 161 148 6 7 25 20
Minorities and exploration 6 7 21 11 1 1 3 1
BRAZIL
73
61
261
273
12
10
40
36
AngloGold Ashanti Brazil 64 51 204 192 10 8 32 25
Serra Grande - Attributable 50% 5 4 23 25 1 1 4 3
Minorities and exploration 4 6 34 56 1 1 4 8
GHANA
98
105
269
-
16
16
42
-
Bibiani 17 14 43 - 3 2 7 -
Iduapriem - Attributable 85% 9 8 20 - 1 1 3 -
Obuasi 72 83 203 - 12 13 32 -
Minorities and exploration - - 3 - - - - -
GUINEA
114
141
366
-
19
22
57
-
Siguiri - Attributable 85% 97 120 311 - 16 19 48 -
Minorities and exploration 17 21 55 - 3 3 9 -
MALI
20
12
67
108
4
2
11
14
Morila - Attributable 40% 5 - 10 36 1 - 2 4
Sadiola - Attributable 38% 11 9 39 29 2 1 6 4
Yatela - Attributable 40% 4 3 18 43 1 1 3 6
NAMIBIA
16
12
134
17
3
2
21
2
Navachab 16 12 134 17 3 2 21 2
TANZANIA
41
15
81
75
7
2
13
10
Geita - Attributable 100% May 2004 41 15 81 75 7 2 13 10
USA
20
48
103
199
3
7
16
27
Cripple Creek & Victor J.V. 20 48 102 181 3 7 16 24
Jerritt Canyon J.V. - Attributable 70% - - - 18 - - - 3
ZIMBABWE
-
7
9
-
-
1
1
-
Freda-Rebecca - 7 9 - - 1 1 -
OTHER
25
12
50
16
3
3
8
2
ANGLOGOLD ASHANTI
1,181
1,004
3,764
3,396
192
156
585
449
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICA
23,706
24,495
95,772
102,053
Vaal River
Great Noligwa Mine
10.21 10.60 10.38 10.57 6,314 6,427 24,728 25,263
Kopanang Mine 7.23 6.96 7.37 7.07 3,825 3,707 15,104 15,449
Tau Lekoa Mine 3.87 3.80 3.87 4.24 2,335 2,184 9,122 10,010
Surface Operations 0.55 0.76 0.60 0.61 879 1,061 3,698 3,551
Ergo
0.25 0.24 0.24 0.20 1,493 1,645 6,912 6,313
West Wits
Mponeng Mine
7.71 8.65 8.14 8.96 3,477 3,657 13,634 15,517
Savuka Mine 6.56 6.36 6.19 5.81 1,302 1,340 4,903 5,825
Tau Tona Mine 10.08 10.49 10.88 12.09 4,081 4,474 17,671 20,106
Surface Operations - - - 0.88 - - - 19
ARGENTINA
2,135
1,894
6,575
6,501
Cerro Vanguardia -
Attributable 92.50%
8.99 8.93 7.60 7.15 2,135 1,894 6,575 6,501
AUSTRALIA
3,554
3,496
12,762
13,425
Sunrise Dam 3.73 3.81 3.46 3.12 3,554 3,496 12,751 11,122
Union Reefs - - - 1.12 - - 11 2,303
BRAZIL
2,575
2,740
10,382
10,039
AngloGold Ashanti Brazil
7.58 7.96 7.62 6.84 1,837 1,998 7,473 7,092
Serra Grande -
Attributable 50%
7.91 7.78 7.80 7.88 738 742 2,909 2,947
GHANA
5,142
6,079
15,041
-
Bibiani 1.79 2.16 1.93 - 1,048 1,417 3,253 -
Iduapriem - Attributable 85% 1.84 1.83 1.76 - 1,302 1,706 3,846 -
Obuasi 2.85 3.25 3.08 - 2,792 2,956 7,942 -
GUINEA
1,325
705
2,565
-
Siguiri - Attributable 85% 1.09 1.14 1.10 - 1,325 705 2,565 -
MALI
5,145
3,078
14,789
17,930
Morila - Attributable 40% 6.56 3.40 4.44 7.56 2,825 1,143 6,358 9,878
Sadiola - Attributable 38% 2.81 2.36 2.77 2.77 1,454 1,196 5,421 5,340
Yatela - Attributable 40% 2.95 3.61 3.41 2.84 866 739 3,010 2,712
NAMIBIA
535
572
2,070
2,299
Navachab 1.83 1.56 1.59 1.75 535 572 2,070 2,299
TANZANIA
5,915
4,592
17,740
10,280
Geita - Attributable 100%
May 2004
4.15 3.42 3.74 3.60 5,915 4,592 17,740 10,280
USA
2,820
2,804
10,234
12,141
Cripple Creek & Victor J.V.
0.60 0.57 0.61 0.67 2,820 2,804 10,234 8,830
Jerritt Canyon J.V. -
Attributable 70%
- - - 7.15 - - - 3,311
ZIMBABWE
-
168
293
-
Freda-Rebecca - 1.70 1.66 - - 168 293 -
ANGLOGOLD ASHANTI
52,852
50,623
188,223
174,668
Underground Operations 7.20 7.40 7.50 8.03 26,246 26,907 101,717 104,741
Surface and Dump Reclamation 0.32 0.35 0.31 0.27 2,570 2,921 11,191 9,958
Open-pit Operations 3.63 2.97 3.21 3.43 18,798 16,200 58,572 47,893
Heap leach Operations
2
0.88 0.78 0.84 0.81 5,238 4,595 16,743 12,076
52,852
50,623
188,223
174,668
1
Yield excludes surface operations. Attributable production at Moab Khotsong yielded 275 kilograms which will be capitalised against pre-production costs
2
The yield is calculated on gold placed into leach pad inventory / tonnes placed onto leach pad.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
Metric
Productivity per employee - g
Gold sold - kg
SOUTH AFRICA
253
260
252
214
23,717
24,504
95,765
102,057
Vaal River Great Noligwa Mine
306 309 288 224 6,318 6,428 24,727 25,266
Kopanang Mine 227 222 225 173 3,828 3,708 15,103 15,451
Tau Lekoa Mine 191 175 185 172 2,336 2,185 9,122 10,011
Surface Operations 902 1,123 939 640 880 1,061 3,698 3,553
Ergo
281 291 312 270 1,494 1,645 6,911 6,312
West Wits
Mponeng Mine
246 260 241 239 3,477 3,660 13,633 15,516
Savuka Mine 143 142 129 105 1,303 1,341 4,902 5,825
Tau Tona Mine 285 319 310 297 4,081 4,476 17,669 20,105
Surface Operations - - - - - - - 18
ARGENTINA
1,068
994
885
1,077
2,177
1,865
6,694
6,443
Cerro Vanguardia -
Attributable 92.50%
1,068 994 885 1,077 2,177 1,865 6,694 6,443
AUSTRALIA
2,923
2,915
2,592
2,311
3,547
3,511
12,776
13,397
Sunrise Dam 3,313 3,289 2,989 2,937 3,547 3,511 12,764 11,084
Union Reefs - - 123 1,572 - - 12 2,313
BRAZIL
570
604
556
462
2,553
2,760
10,389
10,090
AngloGold Ashanti Brazil 610 639 602 461 1,827 2,002 7,488 7,151
Serra Grande - Attributable 50% 978 1,053 926 926 726 758 2,901 2,939
GHANA
277
303
293
-
5,142
6,106
15,048
-
Bibiani 526 677 670 - 1,048 1,417 3,253 -
Iduapriem - Attributable 85% 618 737 663 - 1,302 1,706 3,853 -
Obuasi 193 189 196 - 2,792 2,983 7,942 -
GUINEA
494
242
340
-
1,325
1,391
2,716
-
Siguiri - Attributable 85% 494 242 340 - 1,325 1,391 2,716 -
MALI
2,235
1,358
1,603
2,124
5,100
3,026
14,716
17,988
Morila - Attributable 40% 3,118 1,367 1,953 3,469 2,861 1,067 6,304 9,878
Sadiola - Attributable 38% 2,174 1,767 1,952 1,954 1,429 1,220 5,418 5,353
Yatela - Attributable 40% 1,192 981 943 949 810 739 2,994 2,757
NAMIBIA
558
731
687
493
536
588
2,121
2,263
Navachab 558 731 687 493 536 588 2,121 2,263
TANZANIA
1,452
1,129
1,262
1,278
6,039
4,790
17,674
10,280
Geita - Attributable 100% May 2004 1,452 1,129 1,262 1,278 6,039 4,790 17,674 10,280
USA
3,032
2,980
2,726
2,149
2,821
2,802
10,305
12,069
Cripple Creek & Victor J.V. 3,032 2,980 2,726 2,261 2,821 2,802 10,305 8,758
Jerritt Canyon J.V. - Attributable 70% - - - 1,899 - - - 3,311
ZIMBABWE
-
114
98
-
-
168
293
-
Freda-Rebecca - 114 98 - - 168 293 -
ANGLOGOLD ASHANTI
393
367
366
327
52,957
51,511
188,497
174,587

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
SA Rand / Metric
Total cash costs
1
- R/kg
Total production costs
1
- R/kg
SOUTH AFRICA
59,541
60,687
60,223
54,624
70,467
69,905
69,948
62,234
Vaal River
Great Noligwa Mine
45,517 47,641 47,820 46,468 52,305 52,938 53,781 51,217
Kopanang Mine 55,491 61,912 58,220 53,787 64,467 68,664 65,460 59,964
Tau Lekoa Mine 77,233 83,134 76,428 63,256 91,876 95,789 89,168 72,738
Surface Operations 58,950 45,233 51,662 48,275 58,950 45,233 51,662 48,283
Ergo
78,651 79,848 80,695 84,455 95,461 88,536 90,405 90,242
West Wits
Mponeng Mine
64,994 64,344 66,437 53,052 79,277 77,390 79,718 64,618
Savuka Mine 88,981 92,197 94,036 99,343 92,917 105,703 108,457 112,603
Tau Tona Mine 54,011 51,642 50,531 41,224 70,613 64,828 64,085 49,836
Surface Operations - - - 62,302 - - - 62,302
ARGENTINA
25,334
29,825
32,325
34,630
43,873
51,374
56,773
63,100
Cerro Vanguardia -
Attributable 92.50%
25,172 29,780 32,188 34,630 43,617 51,210 56,501 63,100
AUSTRALIA
56,270
49,472
55,720
59,172
71,121
62,905
70,196
73,996
Sunrise Dam 54,649 47,223 53,488 55,073 68,925 59,743 67,039 71,196
BRAZIL
25,263
26,195
26,835
31,628
37,812
36,780
38,200
45,510
AngloGold Ashanti Brazil 26,356 26,689 27,547 33,866 40,132 37,606 39,417 48,082
Serra Grande - Attributable 50% 28,505 27,961 27,774 26,241 37,159 36,727 36,818 39,323
GHANA
62,210
55,621
59,286
-
88,587
77,956
83,551
-
Bibiani 55,161 48,201 50,921 - 79,398 71,190 74,906 -
Iduapriem - Attributable 85% 68,199 51,750 61,219 - 99,780 70,431 85,029 -
Obuasi 62,061 61,411 61,776 - 86,814 85,541 86,376 -
GUINEA
83,828
103,589
88,884
-
100,252
117,083
106,970
-
Siguiri - Attributable 85% 83,828 103,589 88,884 - 100,252 117,083 106,970 -
MALI
37,049
50,334
43,358
37,962
48,376
66,390
57,685
55,598
Morila - Attributable 40% 28,795 51,129 37,565 26,086 39,269 71,095 53,829 43,298
Sadiola - Attributable 38% 49,309 54,745 49,856 50,450 60,630 66,988 62,086 65,940
Yatela - Attributable 40% 53,355 48,110 52,627 56,633 67,381 64,171 66,511 80,033
NAMIBIA
89,009
61,773
71,118
65,782
99,489
71,690
79,673
70,801
Navachab 89,009 61,773 71,118 65,782 99,489 71,690 79,673 70,801
TANZANIA
51,479
60,159
51,200
44,248
69,023
77,414
67,072
53,779
Geita - Attributable 100% May 2004 51,479 60,159 51,200 44,248 69,023 77,414 67,072 53,779
USA
47,539
45,652
46,187
54,960
63,920
63,060
62,852
81,318
Cripple Creek & Victor J.V. 46,411 44,691 45,158 47,992 62,791 62,099 61,824 74,864
Jerritt Canyon J.V. - Attributable 70% - - - 69,686 - - - 94,657
ZIMBABWE
-
80,110
86,529
-
-
126,732
121,825
-
Freda-Rebecca - 80,110 86,529 - - 126,732 121,825 -
ANGLOGOLD ASHANTI
54,015
55,744
55,246
51,710
68,703
69,582
69,036
63,541
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
SA Rand
Cash operating profit (loss) - Rm
1
Adjusted operating profit (loss) -
Rm
2
SOUTH AFRICA
490
509
2,151
2,799
288
321
1,420
2,398
Vaal River
Great Noligwa Mine
226 212 861 974 196 185 758 903
Kopanang Mine 98 78 383 401 72 56 294 347
Tau Lekoa Mine 7 2 60 193 (21) (22) (40) 122
Surface Operations 21 38 122 152 21 38 122 152
Ergo
(24) (11) (42) (17) (24) (11) (42) (21)
West Wits
Mponeng Mine
58 65 239 435 13 19 70 299
Savuka Mine (5) (18) (66) (146) (17) (30) (117) (156)
Tau Tona Mine 109 143 594 807 48 86 375 752
ARGENTINA
143
104
370
389
103
61
202
192
Cerro Vanguardia -
Attributable 92.50%
133 97 344 356 96 57 189 176
Minorities and exploration 10 7 26 33 7 4 13 16
AUSTRALIA
173
123
555
422
124
81
390
248
Sunrise Dam 173 124 561 389 124 82 396 217
Union Reefs - (1) (6) 33 - (1) (6) 31
BRAZIL
158
183
685
551
125
147
547
422
AngloGold Ashanti Brazil 82 104 374 380 62 82 291 289
Serra Grande - Attributable 50% 30 35 138 179 24 29 112 140
Minorities and exploration 46 44 173 (8) 39 36 144 (7)
GHANA
(27)
103
128
-
(134)
4
(130)
-
Bibiani (1) 41 56 - (20) 11 (9) -
Iduapriem - Attributable 85% (14) 30 23 - (43) 12 (29) -
Obuasi (16) 24 35 - (68) (22) (92) -
Minorities and exploration 4 8 14 - (3) 3 - -
GUINEA
(51)
(13)
(81)
-
(67)
(10)
(93)
-
Siguiri - Attributable 85% (50) (13) (78) - (62) (10) (84) -
Minorities and exploration (1) - (3) - (5) - (9) -
MALI
196
80
503
857
141
34
306
557
Morila - Attributable 40% 139 22 248 574 111 1 150 411
Sadiola - Attributable 38% 32 33 167 201 16 19 105 122
Yatela - Attributable 40% 25 25 88 82 14 14 51 24
NAMIBIA
(4)
12
28
61
(9)
6
11
55
Navachab (4) 12 28 61 (9) 6 11 55
TANZANIA
130
46
372
334
27
(2)
150
242
Geita - Attributable 100%
May 2004
130 46 372 334 27 (2) 150 242
USA
53
79
300
379
(4)
13
43
24
Cripple Creek & Victor J.V.
53 79 300 338 (4) 13 43 60
Jerritt Canyon J.V. -
Attributable 70%
- - - 41 - - - (36)
ZIMBABWE
-
2
-
-
-
(5)
(9)
-
Freda-Rebecca - 2 - - - (5) (9) -
OTHER
14
(5)
40
176
(8)
(19)
(35)
91
ANGLOGOLD ASHANTI
1,275
1,223
5,051
5,968
586
631
2,802
4,229
1
Adjusted operating profit (loss) plus amortisation of tangible assets less non-cash revenues.
2
Operating profit excluding unrealised non-hedge derivatives.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
Imperial
Yield - oz/t
Gold produced - oz (000)
SOUTH AFRICA
762
789
3,079
3,281
Vaal River Great Noligwa Mine
0.298 0.309 0.303 0.308 203 207 795 812
Kopanang Mine 0.211 0.203 0.215 0.206 123 119 486 497
Tau Lekoa Mine 0.113 0.111 0.113 0.124 75 70 293 322
Surface Operations 0.016 0.022 0.018 0.018 28 35 119 114
Ergo
0.007 0.007 0.007 0.006 48 53 222 203
West Wits
Mponeng Mine
0.225 0.252 0.237 0.261 112 118 438 499
Savuka Mine 0.191 0.186 0.181 0.169 42 43 158 187
Tau Tona Mine 0.294 0.306 0.317 0.353 131 144 568 646
Surface Operations - - - 0.026 - - - 1
ARGENTINA
68
61
211
209
Cerro Vanguardia -
Attributable 92.50%
0.262 0.261 0.222 0.208 68 61 211 209
AUSTRALIA
114
112
410
432
Sunrise Dam 0.109 0.111 0.101 0.091 114 112 410 358
Union Reefs - - - 0.033 - - - 74
BRAZIL
83
88
334
323
AngloGold Ashanti Brazil 0.221 0.232 0.222 0.200 59 64 240 228
Serra Grande - Attributable 50% 0.231 0.227 0.228 0.230 24 24 94 95
GHANA
166
195
485
-
Bibiani 0.052 0.063 0.056 - 34 46 105 -
Iduapriem - Attributable 85% 0.054 0.053 0.051 - 42 55 125 -
Obuasi 0.083 0.095 0.090 - 90 94 255 -
GUINEA
43
23
83
-
Siguiri - Attributable 85% 0.032 0.033 0.032 - 43 23 83 -
MALI
165
99
475
577
Morila - Attributable 40% 0.191 0.099 0.130 0.221 90 37 204 318
Sadiola - Attributable 38% 0.082 0.069 0.081 0.081 47 38 174 172
Yatela - Attributable 40% 0.086 0.105 0.099 0.083 28 24 97 87
NAMIBIA
17
18
67
73
Navachab 0.053 0.046 0.046 0.051 17 18 67 73
TANZANIA
190
148
570
331
Geita - Attributable 100% May 2004 0.121 0.100 0.109 0.105 190 148 570 331
USA
91
90
329
390
Cripple Creek & Victor J.V. 0.018 0.017 0.018 0.020 91 90 329 283
Jerritt Canyon J.V. - Attributable 70% - - - 0.209 - - - 107
ZIMBABWE
-
5
9
-
Freda-Rebecca - 0.050 0.048 - - 5 9 -
ANGLOGOLD ASHANTI
1,699
1,628
6,052
5,616
Underground Operations 0.210 0.216 0.219 0.234 844 865 3,270 3,367
Surface and Dump Reclamation 0.009 0.010 0.009 0.008 83 94 360 320
Open-pit Operations 0.106 0.087 0.094 0.100 604 521 1,884 1,540
Heap leach Operations
2
0.026 0.023 0.024 0.024 168 148 538 389
1,699
1,628
6,052
5,616
1
Yield excludes surface operations. Attributable production at Moab Khotsong yielded 8,852 ounces which will be capitalised against pre-production costs
2
The yield is calculated on gold placed into leach pad inventory / tonnes placed onto leach pad.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
Imperial
Productivity per employee - oz
Gold sold - oz (000)
SOUTH AFRICA
8.14
8.37
8.11
6.88
762
788
3,079
3,281
Vaal River
Great Noligwa Mine
9.84 9.94 9.28 7.22 203 207 795 812
Kopanang Mine 7.30 7.14 7.25 5.58 123 119 486 497
Tau Lekoa Mine 6.16 5.61 5.95 5.52 75 70 293 322
Surface Operations 29.00 36.11 30.19 20.58 28 34 119 114
Ergo
9.03 9.37 10.02 8.68 48 53 222 203
West Wits
Mponeng Mine
7.90 8.37 7.75 7.68 112 118 438 499
Savuka Mine 4.58 4.55 4.16 3.36 42 43 158 187
Tau Tona Mine 9.15 10.25 9.98 9.56 131 144 568 646
Surface Operations - - - - - - - 1
ARGENTINA
34.35
31.95
28.46
34.63
70
60
216
207
Cerro Vanguardia -
Attributable 92.50%
34.35 31.95 28.46 34.63 70 60 216 207
AUSTRALIA
93.98
93.72
83.34
74.29
114
113
411
431
Sunrise Dam 106.50 105.74 96.10 94.42 114 113 411 357
Union Reefs - - - 50.54 - - - 74
BRAZIL
18.31
19.42
17.86
14.84
82
88
334
324
AngloGold Ashanti Brazil 19.62 20.53 19.37 14.82 59 64 241 230
Serra Grande - Attributable 50% 31.43 33.87 29.79 29.77 23 24 93 94
GHANA
8.89
9.73
9.43
-
166
197
484
-
Bibiani 16.92 21.75 21.54 - 34 46 105 -
Iduapriem - Attributable 85% 19.86 23.70 21.33 - 42 55 124 -
Obuasi 6.20 6.06 6.29 - 90 96 255 -
GUINEA
15.87
7.79
10.92
-
43
45
87
-
Siguiri - Attributable 85% 15.87 7.79 10.92 - 43 45 87 -
Minorities and exploration
MALI
71.86
43.66
51.55
68.30
164
97
473
579
Morila - Attributable 40% 100.24 43.95 62.80 111.52 92 34 203 318
Sadiola - Attributable 38% 69.89 56.80 62.76 62.82 46 39 174 172
Yatela - Attributable 40% 38.32 31.54 30.31 30.50 26 24 96 89
NAMIBIA
17.95
23.49
22.10
15.86
17
19
68
72
Navachab 17.95 23.49 22.10 15.86 17 19 68 72
TANZANIA
46.68
36.31
40.58
41.10
194
154
568
331
Geita - Attributable 100% May 2004 46.68 36.31 40.58 41.10 194 154 568 331
USA
97.49
95.82
87.65
69.10
91
90
331
388
Cripple Creek & Victor J.V. 97.49 95.82 87.65 72.68 91 90 331 282
Jerritt Canyon J.V. - Attributable 70% - - - 61.07 - - - 106
ZIMBABWE
-
3.66
3.16
-
-
5
9
-
Freda-Rebecca - 3.66 3.16 - - 5 9 -
ANGLOGOLD ASHANTI
12.65
11.78
11.76
10.51
1,703
1,656
6,060
5,613

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
US Dollar / Imperial
Total cash costs
1
- $/oz
Total production costs
1
- $/oz
SOUTH AFRICA
306
297
291
227
363
342
338
259
Vaal River
Great Noligwa Mine
234 233 231 193 269 259 260 213
Kopanang Mine 285 303 281 223 332 335 317 249
Tau Lekoa Mine 397 406 370 263 473 468 432 304
Surface Operations 302 221 250 200 302 221 250 200
Ergo
404 391 389 349 491 433 436 373
West Wits
Mponeng Mine
334 314 322 221 409 378 386 269
Savuka Mine 458 451 455 411 476 516 523 467
Tau Tona Mine 278 253 245 171 364 317 311 207
Surface Operations - - - 255 - - - 255
ARGENTINA
131
146
157
143
226
251
275
261
Cerro Vanguardia -
Attributable 92.50%
130 145 156 143 225 250 274 261
AUSTRALIA
291
242
271
243
367
307
341
304
Sunrise Dam 282 231 260 228 356 292 326 295
BRAZIL
130
128
130
131
195
179
185
189
AngloGold Ashanti Brazil 135 130 133 141 207 183 191 199
Serra Grande - Attributable 50% 147 136 134 109 191 179 178 163
GHANA
321
271
293
-
458
381
413
-
Bibiani 283 235 251 - 408 347 369 -
Iduapriem - Attributable 85% 354 252 303 - 520 343 423 -
Obuasi 320 300 305 - 448 418 426 -
GUINEA
434
504
443
-
520
571
534
-
Siguiri - Attributable 85% 434 504 443 - 520 571 534 -
MALI
192
245
211
158
250
323
281
231
Morila - Attributable 40% 150 248 184 108 204 346 263 179
Sadiola - Attributable 38% 255 267 242 210 313 327 301 275
Yatela - Attributable 40% 276 233 255 235 348 312 323 334
NAMIBIA
462
301
348
274
516
350
389
296
Navachab 462 301 348 274 516 350 389 296
TANZANIA
264
294
250
183
354
378
328
223
Geita - Attributable 100% May 2004 264 294 250 183 354 378 328 223
USA
245
223
225
223
330
308
305
329
Cripple Creek & Victor J.V. 240 218 220 199 324 303 300 310
Jerritt Canyon J.V. - Attributable 70% - - - 270 - - - 366
ZIMBABWE
-
394
417
-
-
623
589
-
Freda-Rebecca - 394 417 - - 623 589 -
ANGLOGOLD ASHANTI
278
272
268
214
354
340
336
263
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
US Dollar
Cash operating profit (loss) -
$m
1
Adjusted operating profit (loss) - $m
2
SOUTH AFRICA
82
78
335
370
48
49
221
317
Vaal River
Great Noligwa Mine
38 33 134 131 33 29 118 121
Kopanang Mine 16 12 60 53 12 9 46 46
Tau Lekoa Mine 2 - 10 25 (3) (4) (6) 15
Surface Operations 4 6 19 20 4 6 19 20
Ergo
(4) (2) (7) (3) (4) (2) (7) (3)
West Wits
Mponeng Mine
10 10 37 57 2 3 11 39
Savuka Mine (2) (3) (10) (20) (4) (5) (18) (21)
Tau Tona Mine 18 22 92 107 8 13 58 100
Surface Operations - - - - - - - -
ARGENTINA
23
16
58
51
17
9
32
25
Cerro Vanguardia -
Attributable 92.50%
22 16 54 47 16 9 30 23
Minorities and exploration 1 - 4 4 1 - 2 2
AUSTRALIA
28
19
87
56
20
13
61
33
Sunrise Dam 28 19 88 52 20 13 62 29
Union Reefs - - (1) 4 - - (1) 4
BRAZIL
26
29
107
73
21
23
85
55
AngloGold Ashanti Brazil 13 16 58 49 10 13 45 37
Serra Grande - Attributable 50% 5 6 22 24 4 5 18 19
Minorities and exploration 8 7 27 - 7 5 22 (1)
GHANA
(6)
16
19
-
(23)
1
(22)
-
Bibiani (1) 7 8 - (4) 2 (2) -
Iduapriem - Attributable 85% (2) 5 4 - (7) 2 (5) -
Obuasi (4) 3 5 - (12) (4) (15) -
Minorities and exploration 1 1 2 - - 1 - -
GUINEA
(9)
(2)
(13)
-
(11)
(2)
(16)
-
Siguiri - Attributable 85% (9) (2) (13) - (11) (1) (14) -
Minorities and exploration - - - - - (1) (2) -
MALI
34
13
80
113
24
5
49
72
Morila - Attributable 40% 24 3 40 75 19 - 25 53
Sadiola - Attributable 38% 6 6 26 27 3 3 16 16
Yatela - Attributable 40% 4 4 14 11 2 2 8 3
NAMIBIA
(1)
1
4
8
(2)
1
1
7
Navachab (1) 1 4 8 (2) 1 1 7
TANZANIA
22
8
58
46
5
-
23
34
Geita - Attributable 100%
May 2004
22 8 58 46 5 - 23 34
USA
8
12
47
50
(1)
2
7
3
Cripple Creek & Victor J.V.
8 12 47 45 (1) 2 7 8
Jerritt Canyon J.V. -
Attributable 70%
- - - 5 - - - (5)
ZIMBABWE
-
1
-
-
-
-
(1)
-
Freda-Rebecca - 1 - - - - (1) -
OTHER
4
-
5
24
(1)
(3)
(6)
13
ANGLOGOLD ASHANTI
211
191
787
791
97
98
434
559
1
Adjusted operating profit (loss) plus amortisation of tangible assets less non-cash revenues.
2
Operating profit excluding unrealised non-hedge derivatives.

Development
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended December 2004
Statistics are shown in metric units
Advance
Sampled
metres
metres
channel
gold
uranium
width cm
g/t
cm.g/t
kg/t
cm.kg/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
4,492 552 107.9 22.32 2,408 0.92 99.37
"C" reef - - - - - - -
Kopanang Mine
Vaal reef
7,178 682 10.6 233.68 2,477 3.41 36.10
"C" reef - - - - - - -
Tau Lekoa Mine
Ventersdorp Contact reef
4,233 780 106.5 10.22 1,088 0.01 1.44
Moab Khotsong Mine
Vaal reef
3,460 62 99.2 26.77 2,656 1.67 165.68
WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
199 - - - - - -
Carbon Leader reef 4,726 128 20.3 70.49 1,431 - -
Savuka Mine
Ventersdorp Contact reef
444 - - - - - -
Carbon Leader reef 714 46 27.8 58.20 1,618 0.21 5.95
Mponeng Mine
Ventersdorp Contact reef
4,898 926 87.9 23.98 2,108 - -
Statistics are shown in imperial units
Advance
Sampled
feet
feet
channel
gold
uranium
width inches
oz/t
ft.oz/t
lb/t
ft.lb/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
14,736 1,811 42.48 0.65 2.30 1.84 6.51
"C" reef - - - - - - -
Kopanang Mine
Vaal reef
23,549 2,238 4.17 6.82 2.37 6.82 2.37
"C" reef - - - - - - -
Tau Lekoa Mine
Ventersdorp Contact reef
13,886 2,559 41.93 0.30 1.05 0.02 0.07
Moab Khotsong Mine
Vaal reef
11,350 203 39.06 0.78 2.54 3.34 10.87
WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
653 - - - - - -
Carbon Leader reef 15,507 420 7.99 2.06 1.37 - -
Savuka Mine
Ventersdorp Contact reef
1,457 - - - - - -
Carbon Leader reef 2,341 151 10.94 1.70 1.55 0.42 0.38
Mponeng Mine
Ventersdorp Contact reef
16,069 3,038 34.61 0.70 2.02 - -

South Africa
VAAL RIVER
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
GREAT NOLIGWA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 115 111 430 433 1,236 1,197 4,627 4,665
Milled - 000 tonnes / - 000 tons 618 606 2,383 2,389 682 668 2,626 2,634
Yield - g / t / - oz / t 10.21 10.60 10.38 10.57 0.298 0.309 0.303 0.308
Gold produced - kg / - oz (000) 6,314 6,427 24,728 25,263 203 207 795 812
Gold sold - kg / - oz (000) 6,318 6,428 24,727 25,266 203 207 795 812
Price received - R / kg / - $ / oz - sold 83,526 84,210 85,330 90,916 430 410 413 379
Total cash costs
1
- R / - $ - ton milled 465 505 496 491 70 72 70 60
- R / kg / - $ / oz - produced 45,517 47,641 47,820 46,468 234 233 231 193
Total production costs
1
- R / kg / - $ / oz - produced 52,305 52,938 53,781 51,217 269 259 260 213
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 300 312 290 274 9.65 10.02 9.31 8.80
Actual - g / - oz 306 309 288 224 9.84 9.94 9.28 7.22
Target - m² / - ft² 5.17 5.06 4.84 4.06 55.70 54.51 52.05 43.72
Actual - m² / - ft² 5.57 5.35 5.02 3.85 59.93 57.59 53.98 41.45
FINANCIAL RESULTS (MILLION)
Gold income
511 508 2,001 2,189 84 80 311 293
Cost of sales 332 357 1,351 1,394 54 56 210 187
Cash operating costs 285 303 1,171 1,315 47 48 182 176
Other cash costs 3 3 11 11 - - 2 1
Total cash costs 288 306 1,182 1,326 47 48 184 177
Retrenchment costs 4 3 17 3 - - 3 -
Rehabilitation and other non-cash costs 9 5 28 13 2 1 4 2
Production costs 301 314 1,227 1,342 49 49 191 179
Amortisation of tangible assets 30 27 103 71 5 4 16 10
Inventory change 1 16 21 (19) - 3 3 (2)
179 151 650 795 30 24 101 106
Realised non-hedge derivatives 17 34 108 108 3 5 17 15
Adjusted operating profit 196 185 758 903 33 29 118 121
Capital expenditure
1
74 48 235 317 12 7 36 42
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

South Africa
VAAL RIVER
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
KOPANANG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 128 118 480 481 1,383 1,269 5,163 5,180
Milled - 000 tonnes / - 000 tons 529 533 2,049 2,184 583 588 2,259 2,408
Yield - g / t / - oz / t 7.23 6.96 7.37 7.07 0.211 0.203 0.215 0.206
Gold produced - kg / - oz (000) 3,825 3,707 15,104 15,449 123 119 486 497
Gold sold - kg / - oz (000) 3,828 3,708 15,103 15,451 123 119 486 497
Price received - R / kg / - $ / oz - sold 83,570 83,764 85,280 91,098 431 408 413 378
Total cash costs
1
- R / - $ - ton milled 401 431 429 380 60 61 60 46
- R / kg / - $ / oz - produced 55,491 61,912 58,220 53,787 285 303 281 223
Total production costs
1
- R / kg / - $ / oz - produced 64,467 68,664 65,460 59,964 332 335 317 249
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 207 211 210 177 6.67 6.79 6.74 5.69
Actual - g / - oz 227 222 225 173 7.30 7.14 7.25 5.58
Target - m² / - ft² 6.67 6.69 6.65 5.34 71.74 72.03 71.57 57.46
Actual - m² / - ft² 7.63 7.06 7.16 5.40 82.11 76.00 77.07 58.17
FINANCIAL RESULTS (MILLION)
Gold income
309 293 1,224 1,342 51 46 190 179
Cost of sales 248 254 994 1,061 41 39 154 142
Cash operating costs 210 227 870 982 35 36 134 131
Other cash costs 2 2 9 9 - - 1 1
Total cash costs 212 229 879 991 35 36 135 132
Retrenchment costs 2 - 4 2 - - 1 -
Rehabilitation and other non-cash costs 7 3 17 7 2 - 3 1
Production costs 221 232 900 1,000 37 36 139 133
Amortisation of tangible assets 26 22 89 54 4 3 14 7
Inventory change 1 - 5 7 - - 1 2
61 39 230 281 10 7 36 37
Realised non-hedge derivatives 11 17 64 66 2 2 10 9
Adjusted operating profit 72 56 294 347 12 9 46 46
Capital expenditure
1
78 58 244 248 13 9 38 33
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

South Africa
VAAL RIVER
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
TAU LEKOA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 112 107 433 414 1,202 1,151 4,663 4,462
Milled - 000 tonnes / - 000 tons 603 575 2,354 2,363 665 634 2,595 2,605
Yield - g / t / - oz / t 3.87 3.80 3.87 4.24 0.113 0.111 0.113 0.124
Gold produced - kg / - oz (000) 2,335 2,184 9,122 10,010 75 70 293 322
Gold sold - kg / - oz (000) 2,336 2,185 9,122 10,011 75 70 293 322
Price received - R / kg / - $ / oz - sold 83,603 83,544 85,169 90,917 433 408 413 376
Total cash costs
1
- R / - $ - ton milled 299 316 296 268 45 45 42 32
- R / kg / - $ / oz - produced 77,233 83,134 76,428 63,256 397 406 370 263
Total production costs
1
- R / kg / - $ / oz - produced 91,876 95,789 89,168 72,738 473 468 432 304
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 218 222 219 177 7.01 7.15 7.03 5.69
Actual - g / - oz 191 175 185 172 6.16 5.61 5.95 5.52
Target - m² / - ft² 9.20 9.21 9.12 7.45 99.00 99.08 98.20 80.24
Actual - m² / - ft² 9.15 8.55 8.78 7.11 98.53 91.98 94.54 76.58
FINANCIAL RESULTS (MILLION)
Gold income
188 172 737 868 31 27 115 116
Cost of sales 217 205 817 788 36 32 127 106
Cash operating costs 179 180 691 702 30 29 107 94
Other cash costs 1 2 6 6 - - 1 1
Total cash costs 180 182 697 708 30 29 108 95
Retrenchment costs 2 1 4 2 - - - -
Rehabilitation and other non-cash costs 5 2 12 5 1 - 2 1
Production costs 187 185 713 715 31 29 110 96
Amortisation of tangible assets 28 24 100 71 5 4 16 10
Inventory change 2 (4) 4 2 - (1) 1 -
(29) (33) (80) 80 (5) (5) (12) 10
Realised non-hedge derivatives 8 11 40 42 2 1 6 5
Adjusted operating (loss) profit (21) (22) (40) 122 (3) (4) (6) 15
Capital expenditure
1
46 41 160 124 8 6 25 16
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

South Africa
VAAL RIVER
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS Milled
- 000 tonnes / - 000 tons 1,594 1,387 6,133 5,859 1,757 1,529 6,761 6,458
Yield - g / t / - oz / t 0.55 0.76 0.60 0.61 0.016 0.022 0.018 0.018
Gold produced - kg / - oz (000) 879 1,061 3,698 3,551 28 35 119 114
Gold sold - kg / - oz (000) 880 1,061 3,698 3,553 28 34 119 114
Price received - R / kg / - $ / oz - sold 83,675 83,173 84,784 91,148 431 406 411 375
Total cash costs - R / - $ - ton milled 33 35 31 30 5 5 4 4
- R / kg / - $ / oz - produced 58,950 45,233 51,662 48,275 302 221 250 200
Total production costs - R / kg / - $ / oz - produced 58,950 45,233 51,662 48,283 302 221 250 200
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 765 784 699 325 24.59 25.19 22.48 10.45
Actual - g / - oz 902 1,123 939 640 29.00 36.11 30.19 20.58
FINANCIAL RESULTS (MILLION)
Gold income
71 84 298 309 12 13 46 41
Cost of sales 52 50 191 172 9 8 29 23
Cash operating costs 52 48 191 172 9 8 29 23
Other cash costs - - - - - - - -
Total cash costs 52 48 191 172 9 8 29 23
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 52 48 191 172 9 8 29 23
Amortisation of tangible assets - - - - - - - -
Inventory change - 2 - - - - - -
19 34 107 137 3 5 17 18
Realised non-hedge derivatives 2 4 15 15 1 1 2 2
Adjusted operating profit 21 38 122 152 4 6 19 20
Capital expenditure 71 40 135 - 11 6 21 -

South Africa
ERGO
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
ERGO
Rand / Metric
Dollar / Imperial
SURFACE AND DUMP RECLAMATION
Material treated
- 000 tonnes / - 000 tons 6,053 6,770 28,697 30,905 6,672 7,462 31,634 34,067
Yield - g / t / - oz / t 0.25 0.24 0.24 0.20 0.007 0.007 0.007 0.006
Gold produced - kg / - oz (000) 1,493 1,645 6,912 6,313 48 53 222 203
Gold sold - kg / - oz (000) 1,494 1,645 6,911 6,312 48 53 222 203
Price received - R / kg / - $ / oz - sold 80,612 83,658 84,695 87,078 416 409 409 360
Total cash costs - R / - $ - ton treated 19 19 19 17 3 3 3 2
- R / kg / - $ / oz - produced 78,651 79,848 80,695 84,455 404 391 389 349
Total production costs
- R / kg / - $ / oz - produced 95,461 88,536 90,405 90,242 491 433 436 373
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 163 236 239 283 5.23 7.59 7.69 9.09
Actual - g / - oz 281 291 312 270 9.03 9.37 10.02 8.68
FINANCIAL RESULTS (MILLION)
Gold income
121 129 560 547 20 20 87 73
Cost of sales 145 149 627 570 24 24 98 76
Cash operating costs 117 131 555 531 19 21 86 72
Other cash costs - 1 3 2 - - - -
Total cash costs 117 132 558 533 19 21 86 72
Retrenchment costs 6 1 8 2 1 - 2 -
Rehabilitation and other non-cash costs 20 13 59 31 4 2 10 4
Production costs 143 146 625 566 24 23 98 76
Amortisation of tangible assets - - - 4 - - - -
Inventory change 2 3 2 - - 1 - -
(24) (20) (67) (23) (4) (4) (11) (3)
Realised non-hedge derivatives - 9 25 2 - 2 4 -
Adjusted operating loss (24) (11) (42) (21) (4) (2) (7) (3)
Capital expenditure - - - - - - - -

South Africa
WEST WITS
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
MPONENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 89 84 325 336 961 905 3,502 3,620
Milled - 000 tonnes / - 000 tons 451 423 1,675 1,733 497 466 1,846 1,910
Yield - g / t / - oz / t 7.71 8.65 8.14 8.96 0.225 0.252 0.237 0.261
Gold produced - kg / - oz (000) 3,477 3,657 13,634 15,517 112 118 438 499
Gold sold - kg / - oz (000) 3,477 3,660 13,633 15,516 112 118 438 499
Price received - R / kg / - $ / oz - sold 83,118 83,588 84,960 88,164 431 408 412 365
Total cash costs
1
- R / - $ - ton milled 501 557 541 475 75 79 76 58
- R / kg / - $ / oz - produced 64,994 64,344 66,437 53,052 334 314 322 221
Total production costs
1
- R / kg / - $ / oz - produced 79,277 77,390 79,718 64,618 409 378 386 269
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 259 240 238 193 8.32 7.71 7.66 6.20
Actual - g / - oz 246 260 241 239 7.90 8.37 7.75 7.68
Target - m² / - ft² 5.68 5.81 5.55 4.60 61.19 62.59 59.75 49.49
Actual - m² / - ft² 6.31 5.98 5.75 5.18 67.92 64.41 61.89 55.74
FINANCIAL RESULTS (MILLION)
Gold income
279 289 1,102 1,346 46 45 172 179
Cost of sales 276 287 1,089 1,069 46 45 170 143
Cash operating costs 224 233 897 916 37 37 140 123
Other cash costs 2 2 8 8 - - 1 2
Total cash costs 226 235 905 924 37 37 141 125
Retrenchment costs 1 - 3 3 - - - -
Rehabilitation and other non-cash costs 4 2 9 3 1 - 2 -
Production costs 231 237 917 930 38 37 143 125
Amortisation of tangible assets 45 46 169 136 8 7 26 18
Inventory change - 4 3 3 - 1 1 -
3 2 13 277 - - 2 36
Realised non-hedge derivatives 10 17 57 22 2 3 9 3
Adjusted operating profit 13 19 70 299 2 3 11 39
Capital expenditure
1
112 103 402 518 18 16 62 69
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

South Africa
WEST WITS
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
SAVUKA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 45 44 168 166 485 475 1,805 1,784
Milled - 000 tonnes / - 000 tons 198 211 792 1,003 219 232 873 1,106
Yield - g / t / - oz / t 6.56 6.36 6.19 5.81 0.191 0.186 0.181 0.169
Gold produced - kg / - oz (000) 1,302 1,340 4,903 5,825 42 43 158 187
Gold sold - kg / - oz (000) 1,303 1,341 4,902 5,825 42 43 158 187
Price received - R / kg / - $ / oz - sold 82,709 83,878 84,891 88,482 427 409 412 365
Total cash costs
1
- R / - $ - ton milled 584 587 582 577 88 84 82 70
- R / kg / - $ / oz - produced 88,981 92,197 94,036 99,343 458 451 455 411
Total production costs
1
- R / kg / - $ / oz - produced 92,917 105,703 108,457 112,603 476 516 523 467
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 142 142 139 125 4.55 4.55 4.47 4.03
Actual - g / - oz 143 142 129 105 4.58 4.55 4.16 3.36
Target - m² / - ft² 4.85 4.87 4.65 4.16 52.17 52.40 50.10 44.76
Actual - m² / - ft² 4.93 4.66 4.42 2.98 53.06 50.17 47.59 32.02
FINANCIAL RESULTS (MILLION)
Gold income
105 106 396 504 17 17 62 67
Cost of sales 125 142 533 671 21 23 83 90
Cash operating costs 115 122 456 625 19 20 71 83
Other cash costs 1 1 5 5 - - 1 1
Total cash costs 116 123 461 630 19 20 72 84
Retrenchment costs - - 10 14 - - 2 2
Rehabilitation and other non-cash costs (7) 6 9 12 (1) 1 1 2
Production costs 109 129 480 656 18 21 75 88
Amortisation of tangible assets 12 12 51 10 2 2 8 1
Inventory change 4 1 2 5 1 - - 1
(20) (36) (137) (167) (4) (6) (21) (23)
Realised non-hedge derivatives 3 6 20 11 - 1 3 2
Adjusted operating loss (17) (30) (117) (156) (4) (5) (18) (21)
Capital expenditure
1
13 12 54 157 2 2 8 21
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

South Africa
WEST WITS
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
TAU TONA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 67 75 280 305 721 803 3,016 3,286
Milled - 000 tonnes / - 000 tons 405 426 1,625 1,663 446 470 1,791 1,833
Yield - g / t / - oz / t 10.08 10.49 10.88 12.09 0.294 0.306 0.317 0.353
Gold produced - kg / - oz (000) 4,081 4,474 17,671 20,106 131 144 568 646
Gold sold - kg / - oz (000) 4,081 4,476 17,669 20,105 131 144 568 646
Price received - R / kg / - $ / oz - sold 82,874 84,090 85,307 88,180 428 409 412 366
Total cash costs
1
- R / - $ - ton milled 544 542 550 498 82 77 78 60
- R / kg / - $ / oz - produced 54,011 51,642 50,531 41,224 278 253 245 171
Total production costs
1
- R / kg / - $ / oz - produced 70,613 64,828 64,085 49,836 364 317 311 207
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 344 365 344 294 11.06 11.75 11.05 9.46
Actual - g / - oz 285 319 310 297 9.15 10.25 9.98 9.56
Target - m² / - ft² 5.17 5.36 5.16 4.49 55.60 57.75 55.49 48.28
Actual - m² / - ft² 4.67 5.32 4.92 4.52 50.28 57.24 52.96 48.60
FINANCIAL RESULTS (MILLION)
Gold income
329 354 1,431 1,738 54 55 222 232
Cost of sales 291 290 1,132 1,021 48 45 176 136
Cash operating costs 219 229 884 932 36 36 138 124
Other cash costs 3 2 9 9 - - 1 1
Total cash costs 222 231 893 941 36 36 139 125
Retrenchment costs 1 - 6 2 - - 1 -
Rehabilitation and other non-cash costs 5 2 14 4 2 - 2 1
Production costs 228 233 913 947 38 36 142 126
Amortisation of tangible assets 61 57 219 55 10 9 34 7
Inventory change 2 - - 19 - - - 3
38 64 299 717 6 10 46 96
Realised non-hedge derivatives 10 22 76 35 2 3 12 4
Adjusted operating profit 48 86 375 752 8 13 58 100
Capital expenditure
1
150 99 416 604 24 15 65 80
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Argentina
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
CERRO VANGUARDIA - Attributable 92.50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,163 4,424 16,895 15,958 4,588 4,876 18,624 17,591
Treated - 000 tonnes / - 000 tons 238 212 865 910 262 234 954 1,003
Stripping ratio - t (mined total - mined ore) / t mined ore 14.92 18.99 17.87 18.49 14.92 18.99 17.87 18.49
Yield - g / t / - oz / t 8.99 8.93 7.60 7.15 0.262 0.261 0.222 0.208
Gold in ore - kg / - oz (000) 2,210 1,987 6,831 6,783 71 64 220 218
Gold produced - kg / - oz (000) 2,135 1,894 6,575 6,501 68 61 211 209
Gold sold - kg / - oz (000) 2,177 1,865 6,694 6,443 70 60 216 207
Price received - R / kg / - $ / oz - sold 80,928 78,062 79,006 82,771 415 380 385 340
Total cash costs - R / kg / - $ / oz - produced 25,172 29,780 32,188 34,630 130 145 156 143
Total production costs - R / kg / - $ / oz - produced 43,617 51,210 56,501 63,100 225 250 274 261
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,225 1,226 1,033 1,674 39.37 39.43 33.23 53.81
Actual - g / - oz 1,068 994 885 1,077 34.35 31.95 28.46 34.63
FINANCIAL RESULTS (MILLION)
Gold income
191 157 574 556 32 25 90 74
Cost of sales 93 99 381 398 16 16 59 53
Cash operating costs 39 43 164 179 6 7 26 24
Other cash costs 15 13 48 46 3 2 7 6
Total cash costs 54 56 212 225 9 9 33 30
Rehabilitation and other non-cash costs 2 - 3 5 1 - - 1
Production costs 56 56 215 230 10 9 33 31
Amortisation of tangible assets 37 40 155 180 6 7 24 24
Inventory change - 3 11 (12) - - 2 (2)
98 58 193 158 16 9 31 21
Realised non-hedge derivatives (2) (1) (4) 18 - - (1) 2
Adjusted operating profit 96 57 189 176 16 9 30 23
Capital expenditure 18 20 77 72 3 3 12 10

Australia
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
SUNRISE DAM
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 2,916 3,820 14,917 20,500 3,814 4,996 19,511 26,815
Treated - 000 tonnes / - 000 tons 940 919 3,673 3,564 1,037 1,013 4,049 3,929
Stripping ratio - t (mined total - mined ore) / t mined ore 4.02 8.28 8.04 15.92 4.02 8.28 8.04 15.92
Yield - g / t / - oz / t 3.73 3.81 3.46 3.12 0.109 0.111 0.101 0.091
Gold produced - kg / - oz (000) 3,554 3,496 12,751 11,122 114 112 410 358
Gold sold - kg / - oz (000) 3,547 3,511 12,764 11,084 114 113 411 357
Price received - R / kg / - $ / oz - sold 84,140 85,869 89,749 91,894 433 418 436 381
Total cash costs - R / kg / - $ / oz - produced 54,649 47,223 53,488 55,073 282 231 260 228
Total production costs - R / kg / - $ / oz - produced 68,925 59,743 67,039 71,196 356 292 326 295
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,838 2,653 2,548 3,109 91.26 85.31 81.93 99.96
Actual - g / - oz 3,313 3,289 2,989 2,937 106.50 105.74 96.10 94.42
FINANCIAL RESULTS (MILLION)
Gold income
293 286 1,098 981 49 45 172 131
Cost of sales 174 220 749 801 30 34 117 107
Cash operating costs 186 158 655 588 31 25 103 79
Other cash costs 8 7 27 25 2 1 4 3
Total cash costs 194 165 682 613 33 26 107 82
Rehabilitation and other non-cash costs 2 2 8 7 1 - 1 1
Production costs 196 167 690 620 34 26 108 83
Amortisation of tangible assets 49 42 165 172 8 6 26 23
Inventory change (71) 11 (106) 9 (12) 2 (17) 1
119 66 349 180 19 11 55 24
Realised non-hedge derivatives 5 16 47 37 1 2 7 5
Adjusted operating profit 124 82 396 217 20 13 62 29
Capital expenditure 36 43 161 148 6 7 25 20

Brazil
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
ANGLOGOLD ASHANTI BRAZIL
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 233 226 863 879 257 249 951 969
Treated - 000 tonnes / - 000 tons 216 205 824 875 238 226 908 964
Yield - g / t / - oz / t 7.58 8.13 7.85 7.22 0.221 0.237 0.229 0.211
Gold produced - kg / - oz (000) 1,635 1,669 6,467 6,313 53 54 208 203
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons - - - 37 - - - 41
Yield - g / t / - oz / t - - - 1.99 - - - 0.058
Gold produced - kg / - oz (000) - - - 74 - - - 2
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons - 7 82 734 - 8 91 809
Treated - 000 tonnes / - 000 tons - 7 47 46 - 8 52 51
Stripping ratio - t (mined total - mined ore) / t mined ore - - 0.74 14.82 - - 0.74 14.82
Yield - g / t / - oz / t - 3.18 3.64 3.67 - 0.093
0.106 0.107
Gold in ore - kg / - oz (000) - 24 172 179 - 1 6 6
Gold produced - kg / - oz (000) - 22 172 170 - 1 6 5
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 536 766 2,149 3,241 591 844 2,369 3,573
Placed
1
- 000 tonnes / - 000 tons 37 69 172 128 41 76 190 141
Stripping ratio - t (mined total - mined ore) / t mined ore 13.45 10.31 11.50 23.89 13.45 10.31 11.50 23.89
Yield
2
- g / t / - oz / t 5.66 3.33 4.17 2.79 0.165 0.097 0.122 0.081
Gold placed
3
- kg / - oz (000) 209 230 718 358 7 7 23 11
Gold produced - kg / - oz (000) 202 307 834 535 6 10 27 18
TOTAL Yield
4
- g / t / - oz / t 7.58 7.96 7.62 6.84 0.221 0.232 0.222 0.200
Gold produced - kg / - oz (000) 1,837 1,998 7,473 7,092 59 64 240 228
Gold sold - kg / - oz (000) 1,827 2,002 7,488 7,151 59 64 241 230
Price received - R / kg / - $ / oz - sold 70,724 75,680 76,708 86,794 365 370 371 358
Total cash costs - R / kg / - $ / oz - produced 26,356 26,689 27,547 33,866 135 130 133 141
Total production costs
- R / kg / - $ / oz - produced 40,132 37,606 39,417 48,082 207 183 191 199
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 536 586 551 449 17.23 18.85 17.72 14.44
Actual - g / - oz 610 639 602 461 19.62 20.53 19.37 14.82
FINANCIAL RESULTS (MILLION)
Gold income
128 149 557 610 21 23 87 80
Cost of sales 67 70 283 339 11 11 45 45
Cash operating costs 47 52 200 234 8 8 31 31
Other cash costs 2 1 6 6 - - 1 1
Total cash costs 49 53 206 240 8 8 32 32
Rehabilitation and other non-cash costs 5 - 5 10 1 - 1 1
Production costs 54 53 211 250 9 8 33 33
Amortisation of tangible assets 20 22 83 91 3 3 13 12
Inventory change (7) (5) (11) (2) (1) - (1) -
61 79 274 271 10 12 42 35
Realised non-hedge derivatives 1 3 17 18 - 1 3 2
Adjusted operating profit 62 82 291 289 10 13 45 37
Capital expenditure 64 51 204 192 10 8 32 25
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total yield excludes the heap leach operation.

Brazil
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
SERRA GRANDE - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 96 95 377 374 106 104 415 412
Treated - 000 tonnes / - 000 tons 93 95 373 374 103 105 411 412
Yield - g / t / - oz / t 7.91 7.78 7.80 7.88 0.231 0.227 0.228 0.230
Gold produced - kg / - oz (000) 738 742 2,909 2,947 24 24 94 95
Gold sold - kg / - oz (000) 726 758 2,901 2,939 23 24 93 94
Price received - R / kg / - $ / oz - sold 70,233 74,408 75,349 86,757 362 363 365 357
Total cash costs - R / kg / - $ / oz - produced 28,505 27,961 27,774 26,241 147 136 134 109
Total production costs - R / kg / - $ / oz - produced 37,159 36,727 36,818 39,323 191 179 178 163
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 824 860 834 874 26.49 27.64 26.82 28.08
Actual - g / - oz 978 1,053 926 926 31.43 33.87 29.79 29.77
FINANCIAL RESULTS (MILLION)
Gold income
51 56 212 252 8 9 33 34
Cost of sales 27 28 106 115 4 4 16 15
Cash operating costs 20 20 78 74 3 3 12 10
Other cash costs 1 1 3 3 - - - -
Total cash costs 21 21 81 77 3 3 12 10
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 21 21 81 77 3 3 12 10
Amortisation of tangible assets 6 6 26 39 1 1 4 5
Inventory change - 1 (1) (1) - - - -
24 28 106 137 4 5 17 19
Realised non-hedge derivatives - 1 6 3 - - 1 -
Adjusted operating profit 24 29 112 140 4 5 18 19
Capital expenditure 5 4 23 25 1 1 4 3

Ghana
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
BIBIANI
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 2 1 5 - 2 2 6 -
Treated - 000 tonnes / - 000 tons 2 1 5 - 2 1 6 -
Yield - g / t / - oz / t 0.13 0.18 0.24 - 0.004 0.005 0.007 -
Gold produced - kg / - oz (000) 6 4 14 - - - - -
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 1,192 1,258 3,179 - 1,314 1,386 3,504 -
Treated - 000 tonnes / - 000 tons 584 654 1,678 - 644 721 1,850 -
Stripping ratio - t (mined total - mined ore) / t mined ore 2.80 1.58 2.21 - 2.80 1.58 2.21 -
Yield - g / t / - oz / t 1.79 2.16 1.93 - 0.052 0.061 0.056 -
Gold in ore - kg / - oz (000) 861 1,457 2,840 - 28 47 91 -
Gold produced - kg / - oz (000) 1,043 1,413 3,239 - 34 46 104 -
TOTAL Yield
- g / t / - oz / t 1.79 2.16 1.93 - 0.052 0.063 0.056 -
Gold produced - kg / - oz (000) 1,048 1,417 3,253 - 34 46 105 -
Gold sold - kg / - oz (000) 1,048 1,417 3,253 - 34 46 105 -
Price received - R / kg / - $ / oz - sold 61,728 81,397 75,343 - 310 397 368 -
Total cash costs
- R / kg / - $ / oz - produced 55,161 48,201 50,921 - 283 235 251 -
Total production costs - R / kg / - $ / oz - produced 79,398 71,190 74,906 - 408 347 369 -
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 486 492 505 - 15.63 15.82 16.23
-
Actual - g / - oz 526 677 670 - 16.92
21.75
21.54
-
FINANCIAL RESULTS (MILLION)
Gold income
73 117 256 - 12 18 40 -
Cost of sales 85 104 254 - 14 16 40 -
Cash operating costs 54 63 153 - 9 9 24 -
Other cash costs 4 6 13 - 1 1 2 -
Total cash costs
58 69 166 - 10 10 26 -
Rehabilitation and other non-cash costs 1 - 2 - - 1 - -
Production costs 59 69 168 - 10 11 26 -
Amortisation of tangible assets 25 31 76 - 4 5 12 -
Inventory change 1 4 10 - - - 2 -
(12) 13 2 - (2) 2 - -
Realised non-hedge derivatives (8) (2) (11) - (2) - (2) -
Adjusted operating (loss) profit (20) 11 (9) - (4) 2 (2) -
Capital expenditure 17 14 43 - 3 2 7 -

Ghana
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
IDUAPRIEM - Attributable 85%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,292 5,178 12,785 - 4,731 5,707 14,093 -
Treated - 000 tonnes / - 000 tons 707 932 2,181 - 779 1,028 2,404 -
Stripping ratio - t (mined total - mined ore) / t mined ore 4.33 5.50 4.88 - 4.33 5.50 4.88 -
Yield - g / t / - oz / t 1.81 1.79 1.72 - 0.053 0.052 0.050 -
Gold in ore - kg / - oz (000) 1,302 1,582 3,903 - 42 51 125 -
Gold produced - kg / - oz (000) 1,278 1,666 3,746 - 41 53 120 -
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons - 2 25 - - 1 27 -
Placed
1
- 000 tonnes / - 000 tons - - 9 - - - 10 -
Stripping ratio - t (mined total - mined ore) / t mined ore - - - - - - - -
Yield
2
- g / t / - oz / t - - - - - - - -
Gold placed
3
- kg / - oz (000) - - - - - - - -
Gold produced - kg / - oz (000) 25 40 100 - 1 1 3 -
TOTAL Yield
4
- g / t / - oz / t 1.84 1.83 1.76 - 0.054 0.053 0.051 -
Gold produced - kg / - oz (000) 1,302 1,706 3,846 - 42 55 125 -
Gold sold - kg / - oz (000) 1,302 1,706 3,853 - 42 55 124 -
Price received - R / kg / - $ / oz - sold 61,568 76,841 74,551 - 315 375 365 -
Total cash costs
- R / kg / - $ / oz - produced 68,199 51,750 61,219 - 354 252 303 -
Total production costs - R / kg / - $ / oz - produced 99,780 70,431 85,029 - 520 343 423 -
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 676 628 657 - 21.73 20.20 21.13 -
Actual - g / - oz 618 737 663 - 19.86 23.70 21.33 -
FINANCIAL RESULTS (MILLION)
Gold income
90 143 309 - 15 23 49 -
Cost of sales 123 123 316 - 21 20 51 -
Cash operating costs 83 84 218 - 14 13 35 -
Other cash costs 6 8 17 - 1 2 2 -
Total cash costs
89 92 235 - 15 15 37 -
Rehabilitation and other non-cash costs 1 2 5 - - 1 1 -
Production costs 90 94 240 - 15 16 38 -
Amortisation of tangible assets 37 27 79 - 6 4 13 -
Inventory change (4) 2 (3) - - - - -
(33) 20 (7) - (6) 3 (2) -
Realised non-hedge derivatives (10) (8) (22) - (1) (1) (3) -
Adjusted operating (loss) profit (43) 12 (29) - (7) 2 (5) -
Capital expenditure 9 8 20 - 1 1 3 -
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total yield excludes the heap leach operation.

Ghana
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
OBUASI
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 519 475 1,324 - 572 524 1,460 -
Treated - 000 tonnes / - 000 tons 494 475 1,313 - 545 523 1,447 -
Yield - g / t / - oz / t 5.02 5.45 5.27 - 0.147 0.159 0.154 -
Gold produced - kg / - oz (000) 2,484 2,587 6,923 - 80 83 223 -
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 439 283 969 - 484 312 1,068 -
Yield - g / t / - oz / t 0.45 0.76 0.60 - 0.013 0.022 0.017 -
Gold produced - kg / - oz (000) 198 215 581 - 6 7 19 -
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 821 649 2,053 - 904 716 2,263 -
Treated - 000 tonnes / - 000 tons 44 151 294 - 49 166 324 -
Stripping ratio - t (mined total - mined ore) / t mined ore 24.04 6.95 9.92 - 24.04 6.95 9.92 -
Yield - g / t / - oz / t 2.47 1.02 1.49 - 0.072 0.030 0.043 -
Gold in ore - kg / - oz (000) 196 11 563 - 6 - 18 -
Gold produced - kg / - oz (000) 110 153 437 - 4 5 14 -
TOTAL Yield
- g / t / - oz / t 2.85 3.25 3.08 - 0.083 0.095 0.090 -
Gold produced - kg / - oz (000) 2,792 2,956 7,942 - 90 94 255 -
Gold sold - kg / - oz (000) 2,792 2,983 7,942 - 90 96 255 -
Price received - R / kg / - $ / oz - sold 61,596 77,736 74,015 - 314 379 362 -
Total cash costs
- R / kg / - $ / oz - produced 62,061 61,411 61,776 - 320 300 305 -
Total production costs - R / kg / - $ / oz - produced 86,814 85,541 86,376 - 448 418 426 -
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 200 187 189 - 6.43 6.00 6.09 -
Actual - g / - oz 193 189 196 - 6.20 6.06 6.29 -
FINANCIAL RESULTS (MILLION)
Gold income
194 250 636 - 32 39 100 -
Cost of sales 240 254 681 - 40 40 108 -
Cash operating costs 162 170 460 - 27 26 73 -
Other cash costs 11 11 31 - 2 2 5 -
Total cash costs
173 181 491 - 29 28 78 -
Retrenchment costs 1 7 8 - - 1 1 -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 174 188 499 - 29 29 79 -
Amortisation of tangible assets 68 64 188 - 11 10 30 -
Inventory change (2) 2 (6) - - 1 (1) -
(46) (4) (45) - (8) (1) (8) -
Realised non-hedge derivatives (22) (18) (47) - (4) (3) (7) -
Adjusted operating loss (68) (22) (92) - (12) (4) (15) -
Capital expenditure 72 83 203 - 12 13 32 -

Guinea
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
SIGUIRI - Attributable 85%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 4,587 2,657 8,273 - 5,057 2,928 9,120 -
Placed
1
- 000 tonnes / - 000 tons 1,674 307 2,574 - 1,846 339 2,838 -
Stripping ratio - t (mined total - mined ore) / t mined ore 1.59 2.52 1.56 - 1.59 2.52 1.56 -
Yield
2
- g / t / - oz / t 1.09 1.14 1.10 - 0.032
0.033
0.032 -
Gold placed
3
- kg / - oz (000) 1,820 350 2,833 - 59 12 91 -
Gold produced - kg / - oz (000) 1,325 705 2,565 - 43 23 83 -
Gold sold - kg / - oz (000) 1,325 1,391 2,716 - 43 45 87 -
Price received - R / kg / - $ / oz - sold 60,987 80,101 71,486 - 310 384 351 -
Total cash costs
- R / kg / - $ / oz - produced 83,828 103,589 88,884 - 434 504 443 -
Total production costs - R / kg / - $ / oz - produced 100,252 117,083 106,970 - 520 571 534 -
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 690 520 575 - 22.18 16.71 18.49 -
Actual - g / - oz 494 242 340 - 15.87 7.79 10.92 -
FINANCIAL RESULTS (MILLION)
Gold income
91 127 219 - 16 20 35 -
Cost of sales 143 127 278 - 25 20 45 -
Cash operating costs 107 71 220 - 18 10 35 -
Other cash costs 4 2 8 - 1 1 2 -
Total cash costs
111 73 228 - 19 11 37 -
Rehabilitation and other non-cash costs 5 4 12 - 1 1 2 -
Production costs 116 77 240 - 20 12 39 -
Amortisation of tangible assets 20 7 38 - 3 1 6 -
Inventory change 7 43 - - 2 7 - -
(52) - (59) - (9) - (10) -
Realised non-hedge derivatives (10) (10) (25) - (2) (1) (4) -
Adjusted operating loss (62) (10) (84) - (11) (1) (14) -
Capital expenditure 97 120 311 - 16 19 48 -
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.

Mali
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
MORILA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,025 1,015 3,820 3,613 1,340 1,328 4,996 4,726
Mined - 000 tonnes / - 000 tons 2,556 2,770 10,197 9,364 2,818 3,053 11,240 10,322
Treated - 000 tonnes / - 000 tons 430 336 1,431 1,306 475 371 1,577 1,440
Stripping ratio - t (mined total - mined ore) / t mined ore 2.60 4.07 3.87 4.77 2.60 4.07 3.87 4.77
Yield - g / t / - oz / t 6.56 3.40 4.44 7.56 0.191 0.099 0.130 0.221
Gold produced - kg / - oz (000) 2,825 1,143 6,358 9,878 90 37 204 318
Gold sold - kg / - oz (000) 2,861 1,067 6,304 9,878 92 34 203 318
Price received - R / kg / - $ / oz - sold 79,377 74,580 77,983 84,739 416 361 387 345
Total cash costs - R / kg / - $ / oz - produced 28,795 51,129 37,565 26,086 150 248 184 108
Total production costs - R / kg / - $ / oz - produced 39,269 71,095 53,829 43,298 204 346 263 179
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 3,141 1,939 2,416 3,495 101.00 62.33 77.67 112.37
Actual - g / - oz 3,118 1,367 1,953 3,469 100.24 43.95 62.80 111.52
FINANCIAL RESULTS (MILLION)
Gold income
225 78 486 836 38 12 78 110
Cost of sales 116 78 342 426 19 12 54 57
Cash operating costs 65 53 204 199 11 8 32 26
Other cash costs 16 5 35 59 3 1 6 8
Total cash costs 81 58 239 258 14 9 38 34
Rehabilitation and other non-cash costs 2 2 6 7 - - 1 1
Production costs 83 60 245 265 14 9 39 35
Amortisation of tangible assets 28 21 98 163 5 3 15 22
Inventory change 5 (3) (1) (2) - - - -
109 - 144 410 19 - 24 53
Realised non-hedge derivatives 2 1 6 1 - - 1 -
Adjusted operating profit 111 1 150 411 19 - 25 53
Capital expenditure 5 - 10 36 1 - 2 4

Mali
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
SADIOLA - Attributable 38%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 893 576 3,038 3,873 1,168 753 3,974 5,065
Mined - 000 tonnes / - 000 tons 1,814 1,161 5,906 7,085 2,000 1,279 6,510 7,810
Treated - 000 tonnes / - 000 tons 517 507 1,956 1,927 570 559 2,156 2,124
Stripping ratio - t (mined total - mined ore) / t mined ore 3.19 1.91 1.76 2.25 3.19 1.91 1.76 2.25
Yield - g / t / - oz / t 2.81 2.36 2.77 2.77 0.082 0.069 0.081 0.081
Gold produced - kg / - oz (000) 1,454 1,196 5,421 5,340 47 38 174 172
Gold sold - kg / - oz (000) 1,429 1,220 5,418 5,353 46 39 174 172
Price received - R / kg / - $ / oz - sold 80,957 81,273 83,390 88,602 419 397 404 369
Total cash costs - R / kg / - $ / oz - produced 49,309 54,745 49,856 50,450 255 267 242 210
Total production costs - R / kg / - $ / oz - produced 60,630 66,988 62,086 65,940 313 327 301 275
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,030 1,742 1,877 2,280 65.26 56.00 60.36 73.31
Actual - g / - oz 2,174 1,767 1,952 1,954 69.89 56.80 62.76 62.82
FINANCIAL RESULTS (MILLION)
Gold income
117 99 454 472 20 16 71 63
Cost of sales 99 80 347 352 17 13 55 47
Cash operating costs 63 59 238 236 11 9 37 32
Other cash costs 9 7 32 33 1 1 5 4
Total cash costs 72 66 270 269 12 10 42 36
Rehabilitation and other non-cash costs 1 - 4 4 - - 1 1
Production costs 73 66 274 273 12 10 43 37
Amortisation of tangible assets 16 14 62 79 3 3 10 11
Inventory change 10 - 11 - 2 - 2 (1)
18 19 107 120 3 3 16 16
Realised non-hedge derivatives (2) - (2) 2 - - - -
Adjusted operating profit 16 19 105 122 3 3 16 16
Capital expenditure 11 9 39 29 2 1 6 4

Mali
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
YATELA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
HEAP LEACH OPERATION
Mined - 000 tonnes / - 000 tons 2,187 1,308 8,446 8,847 2,410 1,442 9,310 9,752
Placed
1
- 000 tonnes / - 000 tons 331 254 1,147 1,035 365 280 1,264 1,141
Stripping ratio - t (mined total - mined ore) / t mined ore 3.64 3.71 4.75 8.75 3.64 3.71 4.75 8.75
Yield
2
- g / t / - oz / t 2.95 3.61 3.41 2.84 0.086 0.105 0.099 0.083
Gold placed
3
- kg / - oz (000) 977 918 3,911 2,940 31 30 126 95
Gold produced - kg / - oz (000) 866 739 3,010 2,712 28 24 97 87
Gold sold - kg / - oz (000) 810 739 2,994 2,757 26 24 96 89
Price received - R / kg / - $ / oz - sold 83,576 83,310 84,251 87,871 438 402 410 361
Total cash costs - R / kg / - $ / oz - produced 53,355 48,110 52,627 56,633 276 233 255 235
Total production costs - R / kg / - $ / oz - produced 67,381 64,171 66,511 80,033 348 312 323 334
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 898 1,270 1,037 1,231 28.86 40.82 33.35 39.59
Actual - g / - oz 1,192 981 943 949 38.32 31.54 30.31 30.50
FINANCIAL RESULTS (MILLION)
Gold income
68 62 252 242 11 10 39 32
Cost of sales 54 48 201 218 9 8 31 29
Cash operating costs 41 31 140 136 7 5 22 18
Other cash costs 5 5 18 18 1 1 3 2
Total cash costs 46 36 158 154 8 6 25 20
Rehabilitation and other non-cash costs 1 1 5 5 - - - 1
Production costs 47 37 163 159 8 6 25 21
Amortisation of tangible assets 11 11 37 58 2 2 6 8
Inventory change (4) - 1 1 (1) - - -
14 14 51 24 2 2 8 3
Realised non-hedge derivatives - - - - - - - -
Adjusted operating profit 14 14 51 24 2 2 8 3
Capital expenditure 4 3 18 43 1 1 3 6
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.

Namibia
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
NAVACHAB
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 358 395 767 1,397 468 517 1,004 1,827
Mined - 000 tonnes / - 000 tons 1,159 1,421 2,620 3,792 1,278 1,566 2,888 4,179
Treated - 000 tonnes / - 000 tons 292 367 1,302 1,314 321 404 1,435 1,448
Stripping ratio - t (mined total - mined ore) / t mined ore 1.52 3.45 2.24 1.89 1.52 3.45 2.24 1.89
Yield - g / t / - oz / t 1.83 1.56 1.59 1.75 0.053 0.046 0.046 0.051
Gold produced - kg / - oz (000) 535 572 2,070 2,299 17 18 67 73
Gold sold - kg / - oz (000) 536 588 2,121 2,263 17 19 68 72
Price received - R / kg / - $ / oz - sold 82,765 79,318 83,115 87,491 428 387 403 361
Total cash costs - R / kg / - $ / oz - produced 89,009 61,773 71,118 65,782 462 301 348 274
Total production costs - R / kg / - $ / oz - produced 99,489 71,690 79,673 70,801 516 350 389 296
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 546 510 496 604 17.54 16.40 15.93 19.43
Actual - g / - oz 558 731 687 493 17.95 23.49 22.10 15.86
FINANCIAL RESULTS (MILLION)
Gold income
44 47 176 198 7 7 27 26
Cost of sales 53 41 165 143 9 6 26 19
Cash operating costs 47 35 146 134 8 6 23 18
Other cash costs 1 - 1 1 - - - -
Total cash costs 48 35 147 135 8 6 23 18
Rehabilitation and other non-cash costs - - 1 5 - - - 1
Production costs 48 35 148 140 8 6 23 19
Amortisation of tangible assets 5 6 17 6 1 - 3 1
Inventory change - - - (3) - - - (1)
(9) 6 11 55 (2) 1 1 7
Realised non-hedge derivatives - - - - - - - -
Adjusted operating (loss) profit (9) 6 11 55 (2) 1 1 7
Capital expenditure 16 12 134 17 3 2 21 2

Tanzania
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
GEITA - Attributable 100% May 2004
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 4,629 2,743 12,990 11,364 6,055 3,587 16,990 14,864
Mined - 000 tonnes / - 000 tons 11,859 10,673 41,559 29,935 13,072 11,765 45,811 32,998
Treated - 000 tonnes / - 000 tons 1,424 1,342 4,740 2,852 1,570 1,479 5,225 3,144
Stripping ratio - t (mined total - mined ore) / t mined ore 9.95 6.73 8.00 9.53 9.95 6.73 8.00 9.53
Yield - g / t / - oz / t 4.15 3.42 3.74 3.60 0.121 0.100 0.109 0.105
Gold produced - kg / - oz (000) 5,915 4,592 17,740 10,280 190 148 570 331
Gold sold - kg / - oz (000) 6,039 4,790 17,674 10,280 194 154 568 331
Price received - R / kg / - $ / oz - sold 68,534 75,601 73,313 77,382 352 368 357 326
Total cash costs - R / kg / - $ / oz - produced 51,479 60,159 51,200 44,248 264 294 250 183
Total production costs - R / kg / - $ / oz - produced 69,023 77,414 67,072 53,779 354 378 328 223
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 911 889 956 1,467 29.30 28.59 30.74 47.18
Actual - g / - oz 1,452 1,129 1,262 1,278 46.68 36.31 40.58 41.10
FINANCIAL RESULTS (MILLION)
Gold income
412 359 1,285 787 68 56 201 107
Cost of sales 388 364 1,146 553 64 57 180 74
Cash operating costs 282 260 844 421 47 41 133 56
Other cash costs 19 16 53 34 3 3 8 5
Total cash costs 301 276 897 455 50 44 141 61
Rehabilitation and other non-cash costs 2 2 7 6 - - 1 1
Production costs 303 278 904 461 50 44 142 62
Amortisation of tangible assets 102 77 274 92 17 12 43 12
Inventory change (17) 9 (32) - (3) 1 (5) -
24 (5) 139 234 4 (1) 21 33
Realised non-hedge derivatives 3 3 11 8 1 1 2 1
Adjusted operating profit (loss) 27 (2) 150 242 5 - 23 34
Capital expenditure 41 15 81 75 7 2 13 10

USA
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
CRIPPLE CREEK & VICTOR J.V.
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 11,624 13,001 52,944 47,419 12,814 14,331 58,361 52,270
Placed
1
- 000 tonnes / - 000 tons 4,335 4,728 18,217 17,102 4,779 5,212 20,081 18,851
Stripping ratio - t (mined total - mined ore) / t mined ore 1.74 1.51 1.87 2.06 1.74 1.51 1.87 2.06
Yield
2
- g / t / - oz / t 0.60 0.57 0.61 0.67 0.018 0.017 0.018 0.020
Gold placed
3
- kg / - oz (000) 2,602 2,702 11,071 11,484 84 87 356 369
Gold produced - kg / - oz (000) 2,820 2,804 10,234 8,830 91 90 329 283
Gold sold - kg / - oz (000) 2,821 2,802 10,305 8,758 91 90 331 282
Price received - R / kg / - $ / oz - sold 61,364 66,620 65,550 82,238 317 325 318 340
Total cash costs
4
- R / kg / - $ / oz - produced 46,411 44,691 45,158 47,992 240 218 220 199
Total production costs - R / kg / - $ / oz - produced 62,791 62,099 61,824 74,864 324 303 300 310
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,822 2,813 2,797 2,895 90.72 90.45 89.93 93.07
Actual - g / - oz 3,032 2,980 2,726 2,261 97.49 95.82 87.65 72.68
FINANCIAL RESULTS (MILLION)
Gold income
169 182 671 697 28 28 105 93
Cost of sales 177 174 632 661 29 27 99 88
Cash operating costs 131 125 513 569 22 20 80 76
Other cash costs 11 9 28 18 1 1 4 2
Total cash costs 142 134 541 587 23 21 84 78
Rehabilitation and other non-cash costs (7) (7) (28) (41) (1) (1) (4) (5)
Production costs 135 127 513 546 22 20 80 73
Amortisation of tangible assets 57 66 257 278 9 10 40 37
Inventory change (15) (19) (138) (163)
(2) (3) (21) (22)
(8) 8 39 36 (1) 1 6 5
Realised non-hedge derivatives 4 5 4 24 - 1 1 3
Adjusted operating (loss) profit (4) 13 43 60 (1) 2 7 8
Capital expenditure 20 48 102 181 3 7 16 24
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.

Zimbabwe
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2004
2004
2004
2003
2004
2004
2004
2003
FREDA-REBECCA
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons - 63 108 - - 69 119 -
Treated - 000 tonnes / - 000 tons - 63 108 - - 69 119 -
Yield - g / t / - oz / t - 1.83 1.77 - - 0.053 0.052 -
Gold produced - kg / - oz (000) - 114 191 - - 4 6 -
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons - 105 165 - - 114 181 -
Treated - 000 tonnes / - 000 tons - 36 69 - - 40 76 -
Stripping ratio - t (mined total - mined ore) / t mined ore - 1.91 1.40 - - 1.91 1.40 -
Yield - g / t / - oz / t - 1.48 1.48 - - 0.043 0.043
-
Gold in ore - kg / - oz (000) - 81 151 - - 3 5 -
Gold produced - kg / - oz (000) - 53 102 - - 1 3 -
TOTAL Yield
- g / t / - oz / t - 1.70 1.66 - - 0.050
0.048
-
Gold produced - kg / - oz (000) - 168 293 - - 5 9 -
Gold sold - kg / - oz (000) - 168 293 - - 5 9 -
Price received - R / kg / - $ / oz - sold - 90,962
89,809
- - 447 435 -
Total cash costs
- R / kg / - $ / oz - produced - 80,110
86,529
- - 394 417 -
Total production costs - R / kg / - $ / oz - produced - 126,732
121,825
- - 623 589 -
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz - 178 205 - - 5.73 6.59 -
Actual - g / - oz - 114 98 - - 3.66 3.16 -
FINANCIAL RESULTS (MILLION)
Gold income
- 15 26 - - 3 4 -
Cost of sales - 20 35 - - 3 5 -
Cash operating costs - 13 25 - - 2 4 -
Other cash costs - - - - - - - -
Total cash costs
- 13 25 - - 2 4 -
Rehabilitation and other non-cash costs - - 1 - - - - -
Production costs - 13 26 - - 2 4 -
Amortisation of tangible assets - 7 9 - - 1 1 -
Inventory change - - - - - - - -
- (5) (9) - - - (1) -
Realised non-hedge derivatives - - - - - - - -
Adjusted operating loss - (5) (9) - - - (1) -
Capital expenditure - 7 9 - - 1 1 -

Shareholders' notice board
Diary:
Financial year-end
31 December 2004
Annual financial statements posting on or about 15 March 2005
Annual general meeting 11:00 SA time 29 April 2005
Quarterly reports released:
Quarter ended 31 March 2005 29 April 2005
Quarter ended 30 June 2005 29 July 2005
Quarter ended 30 September 2005 27 October 2005
Quarter ended 31 December 2005 31 January 2006
Dividends /
Dividend Number
Declared
Last date to trade
ordinary shares
cum dividend
Payment date to
shareholders
Payment date to
ADS holders
Final - No. 97 26 January 2005 11 February 2005 25 February 2005 7 March 2005*
Interim - No. 98 28 July 2005* 12 August 2005* 26 August 2005* 5 September 2005*
Final - No. 99 30 January 2006* 17 February 2006* 3 March 2006* 13 March 2006*
* Approximate dates.
Dividend policy: Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board's ongoing assessment of AngloGold Ashanti's earnings, financial condition, including its cash needs, future earnings prospects and other factors.
Annual financial statements: AngloGold Ashanti's 2004 Annual Report is scheduled to be posted to shareholders on or about 15 March 2005 and in the interests of improving communications to shareholders, they may elect, in lieu of receiving a printed document, to receive an annual report electronically, or on CD. In accordance with the Listings Requirements of the JSE however, shareholders are required to provide the company with a signed mandate of such election. To this end, the necessary mandate has been enclosed for completion and return as addressed.
Annual general meeting: In line with AngloGold Ashanti's commitment to improve its communications to shareholders, AngloGold Ashanti is in the process of investigating the possibility of implementing a procedure to enable shareholders to cast their votes electronically. Further information will be included in the notice of the general meeting to be sent to shareholders on or about 15 March 2005.
Share certificates: It is nine months since AngloGold and Ashanti merged. If there are any former Ashanti shareholders who have not yet received their AngloGold Ashanti share certificates, kindly advise the nearest share registrar, details of which are on the back cover of this document. For those shareholders who have not yet surrendered the share certificates of the companies who participated in the formation of AngloGold for AngloGold Ashanti share certificates, kindly contact your nearest share registrar for assistance.
Change of details: Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders receive dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

ANGLOGOLD ASHANTI

Cripple Creek & Victor
Serra Grande
AngloGold Ashanti Brazil
Cerro Vanguardia
Yatela
Sadiola
Siguiri
Bibiani
Iduapriem & Teberebie South
Obuasi
Morila
Navachab
South African operations
Geita
Boddington
Sunrise Dam
Operations with brownfields exploration
Greenfields exploration areas
Exploration alliance areas

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of
AngloGold Ashanti's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-
looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion on such risk factors, refer to AngloGold's annual report on Form 20-F for the year ended 31 December 2003, which was filed with the Securities and Exchange Commission (SEC) on 19 March 2004.
Administrative
information
A
NGLO
G
OLD
A
SHANTI
L
IMITED
(formerly: AngloGold Limited)
Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa
ISIN: ZAE000043485
Share codes:
JSE: ANG
LSE: AGD
NYSE: AU
ASX: AGG
GSE: AGA
Euronext Paris: VA
Euronext Brussels: ANG BB
JSE Sponsor:
UBS
Auditors:
Ernst & Young
Contacts
South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6400
E-mail: slenahan@AngloGoldAshanti.com
Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail: mclements@AngloGoldAshanti.com
United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in
USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626 E-mail:
cecarter@AngloGoldAshanti.com
Australia
Andrea Maxey
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
E-mail:
amaxey@AngloGoldAshanti.com.au
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
PRINTED BY INCE (PTY) LIMITED
Directors
Executive
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
Dr S E Jonah KBE K H Williams
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
Mrs E le R Bradley C B Brayshaw
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)
* British
#
American Ghanaian
Offices
Registered and Corporate
Managing Secretary: Ms Y Z Simelane
Company Secretary: C R Bull
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 775947
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
Share Registrars
South Africa
Computershare Investor Services
2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001 (PO Box 61051, Marshalltown
2107)
South Africa
Telephone: 0861 100 724 (in SA)
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services
PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119
Australia
Computershare Investor Services
Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in
Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
ADR Depositary
The Bank of New York ("BoNY")
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052
Global BuyDIRECT
SM
BoNY maintains a direct share
purchase and dividend
reinvestment plan for A
NGLO
G
OLD
A
SHANTI
. Telephone: +1-888-BNY-
ADRS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date:
JANUARY 27, 2005
By: /s/ C R BULL
Name: C R Bull
Title:    Company Secretary